UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934


                               CLEAN HARBORS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    184496107
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                                                     with a copy to:
     Stephen Feinberg                                Robert G. Minion, Esq.
     450 Park Avenue                                 Lowenstein Sandler PC
     28th Floor                                      65 Livingston Avenue
     New York, New York  10022                       Roseland, New Jersey  07068
     (212) 421-2600                                  (973) 597-2424
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 10, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.    184496107
--------------------------------------------------------------------------------
  1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

                                Stephen Feinberg
--------------------------------------------------------------------------------
  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
--------------------------------------------------------------------------------
  3)   SEC Use Only
--------------------------------------------------------------------------------
  4)   Source of Funds (See Instructions):  WC
--------------------------------------------------------------------------------
  5)   Check if  Disclosure of  Legal Proceedings is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
--------------------------------------------------------------------------------
  6)   Citizenship or Place of Organization:    United States
--------------------------------------------------------------------------------
        Number of                        7) Sole Voting Power:            *
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:          *
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:       *
                                            ------------------------------------
        Person With                     10) Shared Dispositive Power:     *
                                            ------------------------------------
--------------------------------------------------------------------------------
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                   1,595,238*
--------------------------------------------------------------------------------
  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
--------------------------------------------------------------------------------
  13)  Percent of Class Represented by Amount in Row (11):     11.6%*
--------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions):       IA, IN
--------------------------------------------------------------------------------

* Cerberus CH LLC, a Delaware limited liability company ("Cerberus CH"), is the holder of 16,750 shares of Series C Convertible Preferred Stock, par value $0.01 per share (the "Preferred Shares"), of Clean Harbors, Inc., a Massachusetts corporation (the "Company"). Subject to certain restrictions, the Preferred Shares are convertible at any time on or after the date of issuance of such shares into shares of common stock, par value $0.01 per share (the "Shares"), of the Company. The conversion price of the Preferred Shares is $10.50 per share, subject to certain conversion price adjustments. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities held by Cerberus CH. Thus, as of September 10, 2002, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 1,595,238 Shares, or 11.6% of the Shares deemed issued and outstanding as of that date.

Item 1.    Security and Issuer.
           -------------------

           The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the "Shares"), of Clean Harbors, Inc., a Massachusetts corporation (the "Company"). The principal executive offices of the Company are located at 1501 Washington Street, Braintree, Massachusetts 02184.


Item 2.    Identity and Background.
           -----------------------

           The person filing this statement is Stephen Feinberg, whose business address is 450 Park Avenue, 28th Floor, New York, New York 10022. Mr. Feinberg serves as the managing member of Cerberus Associates, L.L.C., which is the general partner of Cerberus Partners, L.P., which is the managing member of Cerberus CH LLC, a Delaware limited liability company ("Cerberus CH"). Cerberus CH is engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature. Mr. Feinberg also provides investment management and other services for various other third parties.

           Mr. Feinberg has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.


Item 3.    Source and Amount of Funds or Other Consideration.
           -------------------------------------------------

           Pursuant to a Securities Purchase Agreement, dated as of September 6, 2002, by and among the Company, Cerberus CH and certain other parties thereto (the "Purchase Agreement"), on September 10, 2002, Cerberus CH purchased 16,750 shares of Series C Convertible Preferred Stock, par value $0.01 per share (the "Preferred Shares"), of the Company, at a purchase price of $1,000 per share. Subject to certain restrictions, the Preferred Shares are convertible at any time on or after the date of issuance thereof into Shares. The conversion price of the Preferred Shares is $10.50 per share, subject to certain conversion price adjustments. All funds used to purchase or acquire the securities of the Company by Cerberus CH came directly from the assets of Cerberus CH.


Item 4.    Purpose of Transaction.
           ----------------------

           The acquisition of the securities referred to herein is for investment purposes. Mr. Feinberg has no present plans or intentions which relate to or would result in any of the transactions required to be described in
Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.
           ------------------------------------

           Based upon information provided by the Company, there were 12,164,312 Shares issued and outstanding as of August 31, 2002. As of September 10, 2002, Cerberus CH is the holder of 16,750 Preferred Shares. Subject to certain restrictions, the Preferred Shares are convertible at any time on or after the date of issuance of such shares into Shares. The conversion price of the Preferred Shares is $10.50 per share, subject to certain conversion price adjustments. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities held by Cerberus CH. Thus, as of September 10, 2002, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 1,595,238 Shares, or 11.6% of the Shares deemed issued and outstanding as of that date.

           During the sixty days prior to September 10, 2002, the only transaction in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, was the September 10, 2002 purchase of 16,750 Preferred Shares pursuant to the Purchase Agreement at a purchase price of $1,000 per Preferred Share, as described in this Schedule 13D.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
           ---------------------------------------------------------------------

           In connection with the purchase of the Preferred Shares, in addition to the Purchase Agreement which is attached as Exhibit 1 hereto, Cerberus CH entered into (i) an Investors Rights Agreement, dated September 6, 2002, pursuant to which, among other things, the Company, Cerberus CH and certain other parties agreed to the terms pursuant to which (a) the Company shall register the shares of the Company issuable upon conversion of the Preferred Shares for resale by the filing of a registration statement with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, as well as perform various other obligations and agreements related to such registration and (b) Cerberus CH and certain other parties were granted co-sale rights with respect to certain sales of Shares by one or more shareholders of the Company, as more particularly set forth and described in the Investors Rights Agreement attached as Exhibit 2 hereto, (ii) a Voting Agreement, dated September 6, 2002, pursuant to which, among other things, certain shareholders of the Company (a) agreed to vote in favor of certain matters brought to a vote of the shareholders of the Company with respect to the transactions contemplated by the Purchase Agreement, (b) granted a proxy to certain persons (including persons affiliated with and/or employed by Cerberus CH or its affiliates) to vote their Shares with respect to certain matters involving the Company and (c) agreed to refrain from transferring their Shares unless certain conditions are satisfied, as more particularly set forth and described in the Voting Agreement attached as Exhibit 3 hereto and (iii) a Letter Agreement, dated September 6, 2002, pursuant to which, among other things, Cerberus Capital Management, L.P., on behalf of Cerberus CH, agreed with Oak Hill Advisors, Inc. that Cerberus CH and Oak Hill Advisors, Inc. will preserve certain specified rights of the holders of the Preferred Shares with respect to the Company, as more particularly set forth and described in the Letter Agreement attached as Exhibit 4 hereto.

           In addition, pursuant to the Purchase Agreement, the Company has agreed, among other things, to (i) use its best efforts to solicit proxies from the shareholders of the Company to vote in favor of the approval of the issuance of Shares in connection with the transactions contemplated by the Purchase Agreement greater in the aggregate than 19.99% of the number of Shares outstanding prior to the consummation of the transactions contemplated by the Purchase Agreement and (ii) cause the board of directors of the Company to recommend to the stockholders that they approve such proposal.

           The descriptions of the transactions and agreements set forth in this
Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which are attached to this Schedule 13D as exhibits pursuant to Item 7 hereof.

           Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Stephen Feinberg and any person or entity.


Item 7.    Material to be Filed as Exhibits.
           --------------------------------

           1. Securities Purchase Agreement, dated as of September 6, 2002, by and among the Company, Cerberus CH and certain other parties identified therein.

           2. Investors Rights Agreement, dated as of September 6, 2002, by and among the Company, Cerberus CH and certain other parties identified therein.

           3. Voting Agreement, dated as of September 6, 2002, by and among the Company, Cerberus CH and certain other parties identified therein.

           4. Letter Agreement, dated September 6, 2002, by and between Cerberus Capital Management, L.P., on behalf of Cerberus CH, and Oak Hill Advisors, Inc.

                                    Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         September 12, 2002


                                         /s/ Stephen Feinberg
                                         ---------------------------------------
                                         Stephen Feinberg, in  his capacity
                                         as the managing member of Cerberus
                                         Associates,  L.L.C.,  the  general
                                         partner of Cerberus Partners, L.P.,
                                         the managing member of Cerberus CH LLC.



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001).

                                                                  Execution Copy



================================================================================





                          SECURITIES PURCHASE AGREEMENT




                                      among




                               CLEAN HARBORS, INC.




                                       and




                     THE BUYERS LISTED ON SCHEDULE A HERETO




                                September 6, 2002





================================================================================

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

1.  PURCHASE AND SALE OF PREFERRED SHARES.....................................2

2.  BUYER'S REPRESENTATIONS AND WARRANTIES....................................2

3.  REPRESENTATIONS AND WARRANTIES OF THE COMPANY.............................4

4.  COVENANTS................................................................29

5.  TRANSFER AGENT INSTRUCTIONS..............................................31

6.  CONDITIONS TO THE COMPANY'S OBLIGATION TO SELL...........................32

7.  CONDITIONS TO EACH BUYER'S OBLIGATION TO PURCHASE........................33

8.  INDEMNIFICATION..........................................................36

9.  MISCELLANEOUS............................................................37

                                    EXHIBITS

Exhibit A      -    Form of Certificate
Exhibit B      -    Form of Investors Rights Agreement
Exhibit C      -    Form of Voting Agreement
Exhibit D           Irrevocable Transfer Agent Instructions
Exhibit E           Sale Order
Exhibit F      -    Form of Company Counsel Opinion

                                      INDEX

                                                                            Page

19.99% Rule....................................................................5
1933 Act.......................................................................1
1934 Act.......................................................................8
Agreement......................................................................1
Articles of Organization.......................................................6
Bankruptcy Code...............................................................28
Business Day...................................................................2
Business Intellectual Property................................................19
Business Trade Secrets........................................................19
Buyers.........................................................................1
By-laws........................................................................6
CAA...........................................................................23
Capital Stock..................................................................6
CERCLA........................................................................23
Certificate....................................................................1
Closing........................................................................2
Closing Date...................................................................2
Code..........................................................................14
Common Stock...................................................................1
Company........................................................................1
Company Financial Statements...................................................8
Congress......................................................................34
Congress Loan Documents.......................................................34
Congress Loans................................................................34
Copyrights....................................................................19
CSD Acquisition................................................................1
CSD Acquisition Assets........................................................28
CSD Acquisition Documents.....................................................28
CSD Balance Sheets.............................................................8
CSD Business...................................................................5
CWA...........................................................................23
DTC...........................................................................31
Employee Plans................................................................14
Environmental Claims..........................................................23
Environmental Laws............................................................23
Environmental Liabilities.....................................................23
Environmental Lien............................................................23
Environmental Permits.........................................................24
EPCRA.........................................................................23
ERISA.........................................................................14
ERISA Affiliate...............................................................14
FIFRA.........................................................................23

Financing Agreement............................................................1
Foreign Pension Plan..........................................................16
FRBP..........................................................................33
GAAP...........................................................................8
Governmental Authority........................................................24
Handle........................................................................24
Hazardous Materials...........................................................24
Indebtedness..................................................................12
Indemnified Liabilities.......................................................36
Indemnitees...................................................................36
Initial Lenders................................................................1
Intellectual Property.........................................................19
Intellectual Property Contracts...............................................19
Investment Company Status.....................................................29
Investors Rights Agreement.....................................................1
Irrevocable Transfer Agent Instructions.......................................31
Legal Requirements............................................................14
Licensed Intellectual Property................................................20
Liens..........................................................................6
Material Adverse Effect........................................................4
McKim..........................................................................1
OSHA..........................................................................23
Patents.......................................................................19
PBGC..........................................................................15
Permits.......................................................................25
Policies......................................................................25
Preferred Shares...............................................................2
Preferred Stock................................................................1
Preferred Stock Certificates...................................................2
Principal Market..............................................................31
Purchase Price.................................................................2
RCRA..........................................................................23
Registered....................................................................20
Regulation D...................................................................3
Release.......................................................................24
Remedial Action...............................................................24
Required Policies.............................................................25
Resolutions...................................................................35
Rule 144.......................................................................3
Sale Order....................................................................33
SEC............................................................................3
SEC Documents..................................................................8
Securities.....................................................................5
Series B Preferred Stock.......................................................6
Shareholder's Rights Plan.....................................................27
Stockholder Approval..........................................................31
Subsidiaries...................................................................4

Suit..........................................................................17
Technology Systems............................................................20
Title IV Plan.................................................................15
TOSCA.........................................................................23
Trade Secrets.................................................................19
Trademarks....................................................................19
Transaction Documents..........................................................5
Voting Agreement...............................................................1
Voting Shareholders............................................................1

                          SECURITIES PURCHASE AGREEMENT


          SECURITIES PURCHASE AGREEMENT (the "Agreement"), dated as of September 6, 2002, by and among Clean Harbors, Inc., a Massachusetts corporation, with headquarters located at 1501 Washington Street, Braintree, Massachusetts 02184 (the "Company") and the Buyers listed on the signature pages hereto (the "Buyers").

          WHEREAS, the Company proposes to purchase substantially all of the assets of the Chemical Services Division of Safety-Kleen Corp. and its subsidiaries, each as a debtor-in-possession (collectively, "CSD"), pursuant to Sections 363/365 of the United States Bankruptcy Code (the "CSD Acquisition");

          WHEREAS, simultaneously herewith, the Company and certain of its Subsidiaries, as borrowers, certain of the Company's Subsidiaries, as guarantors, the lenders from time to time parties thereto, as lenders, (the "Initial Lenders") and Ableco Finance, LLC, as agent for the Initial Lenders, have entered into a Financing Agreement, dated as of the date hereof (such agreement as in effect on the date hereof, the "Financing Agreement"), pursuant to which the Initial Lenders have agreed to make senior and senior subordinated loans and other extensions of credit to the Company to finance the CSD Acquisition, to refinance certain indebtedness and for other proper purposes;

          WHEREAS, the Buyers, each of whom is an affiliate of one of the Initial Lenders, desire to purchase from the Company, and the Company desires to sell and issue to the Buyers shares of Series C Convertible Preferred Stock, par value $0.01 per share, of the Company (the "Preferred Stock"), which are convertible into shares (the "Conversion Shares") of the Company's Common Stock, par value $0.01 per share (the "Common Stock"), and have the rights, restrictions, privileges and preferences set forth in the Certificate of Vote of Directors Establishing a Series of a Class of Stock, (the "Certificate"), which shall contain the vote and the description of Series C Convertible Preferred Stock in the form attached hereto as Exhibit A;

          WHEREAS, contemporaneously with the execution and delivery of this Agreement, the Company, the Buyers and Alan S. McKim and the Trustees of the Alan S. McKim Children's Trust, who are significant shareholders of the Company (collectively, "McKim") are executing and delivering to each other an Investors Rights Agreement substantially in the form attached hereto as Exhibit B (the "Investors Rights Agreement"), pursuant to which the Company has agreed, among other things, to provide to the Buyers certain registration rights under the Securities Act of 1933, as amended (the "1933 Act") and the rules and regulations promulgated thereunder and applicable state securities laws and McKim has, among other things, agreed to grant the Buyers certain rights to tag-along to sales of Common Stock by McKim;

          WHEREAS, contemporaneously with the execution and delivery of this Agreement, the Company and certain shareholders of the Company (the "Voting Shareholders") are executing and delivering to the Buyers a Voting Agreement substantially in the form attached hereto as Exhibit C (the "Voting Agreement"), pursuant to which the Voting Shareholders have agreed, among other things, to vote in favor of any matter brought to a vote of the shareholders of the Company regarding the transactions contemplated hereby and the other Transaction Documents (as defined herein); and

          WHEREAS, the location of defined terms in this Agreement is set forth on the Index of Terms attached hereto.

          NOW, THEREFORE, in consideration of the foregoing premises and the covenants and agreements contained herein, the parties agree as follows:

          1.  PURCHASE AND SALE OF PREFERRED SHARES.

               a. Purchase of Preferred Shares. Subject to the satisfaction (or waiver) of the conditions set forth in Sections 6 and 7 below and in reliance on the representations, warranties, covenants and other agreements herein, the Company shall issue and sell to each Buyer, and each Buyer severally agrees to purchase from the Company, the respective number of shares of Preferred Stock (the "Preferred Shares") set forth opposite such Buyer's name on Schedule A (the "Closing") at a purchase price of $1,000 per share, or an aggregate purchase price for all Preferred Shares of $25,000,000 the "Purchase Price").

               b. The Closing. The date and time of the Closing (the "Closing Date") shall be 10:00 a.m., New York City time, on September 10, 2002, or if earlier, on the first Business Day after which all conditions to closing identified in Sections 6 and 7 hereof have been satisfied or waived by the party entitled to grant such waiver (or such later date as is mutually agreed to by the Company and the Buyers). The Closing shall occur on the Closing Date at the offices of Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York 10022. For all purposes of this Agreement, the term "Business Day" means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed.

                c. Payment and Delivery. Subject to the terms and conditions of this Agreement, on the Closing Date,

                    (i) each Buyer shall pay its respective share of the Purchase Price set forth on Schedule A to the Company for the Preferred Shares to be issued and sold to such Buyer by wire transfer of immediately available funds in accordance with the Company's written wire instructions; and

                    (ii) the Company shall deliver to each Buyer stock certificates (in the denominations as such Buyer shall request) (the "Preferred Stock Certificates"), representing such number of the Preferred Shares which such Buyer is then purchasing hereunder, in each case, duly executed on behalf of the Company and registered in the name of such Buyer or its nominee(s).

          2.  BUYER'S REPRESENTATIONS AND WARRANTIES.

          Each Buyer represents and warrants with respect to only itself that:

               a. Organization and Qualification. Such Buyer is an entity duly authorized and validly existing under the laws of its jurisdiction of organization and has the requisite power to carry on its business as it is now being conducted and currently proposed to be conducted.

               b. Authorization; Enforcement; Validity. This Agreement and the Investors Rights Agreement have been duly and validly authorized, executed and delivered on behalf of such Buyer and are legal, valid and binding obligations of such Buyer, enforceable against such Buyer in accordance with their terms, subject as to enforceability to general principles of equity and to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

               c. Investment Purpose. Such Buyer is acquiring the Securities for its own (or an Affiliate's) account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the 1933 Act; provided, however, that by making the representations herein, such Buyer does not agree to hold any of the Securities for any minimum or other specific term and reserves the right to dispose of the Securities at any time.

               d. Accredited Investor Status. Such Buyer is an "accredited investor" as that term is defined in Rule 501(a)(3) of Regulation D ("Regulation D") as promulgated by the United States Securities and Exchange Commission (the "SEC") under the 1933 Act.

               e. Reliance on Exemptions. Such Buyer understands that the Securities are being offered and sold to it in reliance on specific exemptions from the registration requirements of the United States federal and state securities laws and that the Company is relying upon the truth and accuracy of, and such Buyer's compliance with, the representations, warranties, agreements, acknowledgments and understandings of such Buyer set forth herein in order to determine the availability of such exemptions and the eligibility of such Buyer to acquire the Securities.

               f. Transfer or Resale. Such Buyer understands that except as provided in the Investors Rights Agreement, the Securities have not been and are not being registered under the 1933 Act or any state securities laws, and may not be offered for sale, sold, assigned or transferred unless (i) subsequently registered thereunder, (ii) such Securities to be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from such registration, or (iii) such Buyer provides the Company with reasonable assurance, upon request by the Company, that such Securities can be sold, assigned or transferred pursuant to Rule 144 promulgated under the 1933 Act (or a successor rule thereto) ("Rule 144").

               g. Legends. Such Buyer understands that, until such time as the sale of the Securities have been registered under the 1933 Act as contemplated by the Investors Rights Agreement, the stock certificates representing the Securities, except as set forth below, shall bear a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of such stock certificates):

                    THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED
                    (I) EXCEPT PURSUANT TO (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS OR (B) PURSUANT TO RULE 144 UNDER SAID ACT OR (C) ANY OTHER EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT RELATING TO THE DISPOSITION OF SECURITIES.

The legend set forth above shall be removed and the Company shall issue a certificate without such legend to the holder of the Securities upon which it is stamped, if, (i) such Securities are registered for resale under the 1933 Act,
(ii) in connection with a sale transaction, such holder provides the Company with an opinion of counsel, in a form reasonably acceptable to the Company, to the effect that a public sale, assignment or transfer of the Securities may be made without registration under the 1933 Act, or (iii) such holder provides the Company with reasonable assurances that the Securities can be sold pursuant to Rule 144 without any restriction as to the number of securities acquired as of a particular date that can then be immediately sold.

          3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

          The Company represents and warrants to each of the Buyers (it being understood and agreed that, unless the context otherwise requires, such representations and warranties are made assuming the completion of the CSD Acquisition in accordance with the CSD Acquisition Documents and after giving full effect thereto), that:

               a. Organization and Qualification. The Company and its "Subsidiaries" (which for purposes of this Agreement means any entity in which the Company, directly or indirectly, owns 50% or more of the capital stock or other equity, economic or similar interests or owns capital stock or holds an equity, economic or similar interest which ownership entitles the Company to elect 50% or more of the board of directors or similar governing body of such entity, and assuming the CSD Acquisition has been completed) are entities duly organized and validly existing in good standing under the laws of the jurisdiction in which they are incorporated, and have the requisite corporate or other power and authorization to own their properties and to carry on their business as now being conducted and currently proposed to be conducted. Each of the Company and its Subsidiaries is duly qualified as a foreign corporation to do business and is in good standing in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect. As used in this Agreement, "Material Adverse Effect" means any material adverse effect on the business, properties, assets, operations, results of operations, prospects or financial condition of the Company and its Subsidiaries, taken as a whole, on the business, assets (tangible and intangible), accounts receivable, rights, contracts, agreements, instruments, equipment, inventory, intellectual property, claims, property (real or otherwise), licenses, Permits, authorizations, approvals, bank accounts, lockbox arrangements, banks and records and goodwill and liabilities of the Chemical Services Division of Safety-Kleen Services, Inc. acquired or assumed (by agreement, operation of law or otherwise) by the Company pursuant to the CSD Acquisition Documents (the "CSD Business"), or on the transactions contemplated hereby or by the agreements and instruments to be entered into in connection herewith, or on the authority or ability of the Company to perform its obligations under the Transaction Documents (as defined below) or the Certificate. A true, complete and correct list of the Company's Subsidiaries is set forth on Schedule 3(a).

               b. Authorization; Enforcement; Validity. The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement, the Investors Rights Agreement, the Voting Agreement, the Irrevocable Transfer Agent Instructions (as defined in Section 5) and each of the other agreements entered into by the parties hereto in connection with the transactions contemplated by this Agreement, including the Financing Agreement, the Congress Loan Documents and the CSD Acquisition Documents (the "Transaction Documents"), and to issue the Preferred Shares and the Conversion Shares issuable upon conversion of the Preferred Shares in accordance with the terms of the Certificate (the Preferred Shares and the Conversion Shares collectively referred to as the "Securities") in accordance with the terms hereof and thereof. The execution and delivery of the Transaction Documents by the Company and the execution and filing of the Certificate by the Company and the consummation by it of the transactions contemplated hereby and thereby, including, without limitation, the issuance and reservation for issuance of the Preferred Shares and the Conversion Shares issuable upon conversion thereof have been duly authorized by the Company's Board of Directors and no further consent or authorization is required by the Company, its Board of Directors or its stockholders (except to the extent that stockholder approval may be required pursuant to the rules of the NASD for the issuance of a number of Conversion Shares greater in the aggregate than 19.99% of the number of shares of Common Stock outstanding immediately prior to the Closing Date (the "19.99% Rule")). The Transaction Documents have been duly executed and delivered by the Company. The Transaction Documents constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors' rights and remedies. The Certificate will be filed on or prior to the Closing Date with the Secretary of State of the Commonwealth of Massachusetts and will be in full force and effect on or prior to the Closing Date, enforceable against the Company in accordance with its terms and shall not have been amended unless in compliance with its terms.

               c. Capitalization. The authorized capital stock of the Company consists of (i) 20,000,000 shares of Common Stock, of which as of August 31, 2002 12,164,312 shares are issued and outstanding, no shares are held in treasury, 2,087,625 shares are reserved for issuance pursuant to the Company's stock option and purchase plans, and no shares are issuable or reserved for issuance pursuant to securities (other than the Preferred Shares and shares reserved for issuance pursuant to the Company's stock option and purchase plans and 340,480 shares of Common Stock reserved for issuance pursuant to the conversion of the Series B Convertible Preferred Stock, par value $0.01 per share, of the Company (the "Series B Preferred Stock")) and 1,237,808 shares of Common Stock reserved for issuance pursuant to the exercise of outstanding warrants to purchase Common Stock) exercisable or exchangeable for, or convertible into, shares of Common Stock and (ii) 2,000,000 shares of preferred stock, 894,585 shares of which are designated Series A Preferred Stock of the Company, none of which are issued and outstanding and 156,416 shares of which of which are designated as Series B Convertible Preferred Stock, 112,000 of which are issued and outstanding. All of such outstanding shares have been, or upon issuance will be, validly issued and are fully paid and nonassessable. Except as disclosed in Schedule 3(c), (A) no Capital Stock of the Company or any of its Subsidiaries are subject to preemptive rights or any other similar rights (arising under Massachusetts law, the Company's Articles of Organization
(defined below) or By-laws (defined below) or any agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound) or any pledges, claims, liens, mortgages, charges, encumbrances and security interests of any kind or nature whatsoever (collectively, "Liens" ) granted or created by the Company; (B) there are no outstanding debt securities issued by the Company or any of its Subsidiaries which are convertible or exercisable into or exchangeable for Capital Stock of the Company or any of its Subsidiaries; (C) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, any Capital Stock of the Company or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to issue additional Capital Stock of the Company or any of its Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exercisable or exchangeable for, any Capital Stock of the Company or any of its Subsidiaries; (D) there are no agreements or arrangements under which the Company or any of its Subsidiaries is obligated to register the sale of any of their Capital Stock under the 1933 Act (other than the Investors Rights Agreement); (E) there is no outstanding Capital Stock or instrument of the Company or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to redeem any Capital Stock or any debt security of the Company or any of its Subsidiaries (other than in the Certificate); (F) there is no outstanding Capital Stock or instrument of the Company or any of its Subsidiaries containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities as described in this Agreement; and
(G) the Company does not have any stock appreciation rights or "phantom stock" plans or agreements or any similar plan or agreement. The Company has furnished to each Buyer (or its representatives) true, complete and correct copies of the Company's Articles of Organization, as amended and as in effect on the date hereof (the "Articles of Organization"), and the Company's By-laws, as amended and as in effect on the date hereof (the "By-laws"), and the terms of all securities convertible into or exercisable or exchangeable for Capital Stock and the material rights of the holders thereof in respect thereto, including, without limitation, stock options granted under any benefit plan or stock option plan of the Company. For purposes of this Agreement, the term "Capital Stock" means (A) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, and (B) with respect to any Person that is not a corporation, any and all partnership, membership or other equity interests of such Person.

               d. Issuance of Securities. The Preferred Shares are duly authorized and, upon issuance in accordance with the terms hereof, shall be (i) validly issued, fully paid and non-assessable, (ii) free from all taxes, and Liens with respect to the issuance thereof and (iii) entitled to the rights and preferences set forth in the Certificate. As of the Closing Date, at least 2,380,953 shares of Common Stock (subject to adjustment pursuant to the Company's covenant set forth in Section 4(e) below) will have been duly authorized and reserved for issuance of the Conversion Shares. Upon conversion or issuance in accordance with the Certificate, as applicable, the Conversion Shares will be validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issue thereof, with the holders being entitled to all rights accorded to a holder of Common Stock. Based in part on the representations made by the Buyers in Section 2 hereof, the issuance by the Company of the Securities is exempt from registration under the 1933 Act.

               e. No Conflicts. The execution, delivery and performance of the Transaction Documents by the Company, the performance by the Company of its obligations under the Certificate, the consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the reservation for issuance and issuance of the Conversion Shares) and the performance by the Company and its Subsidiaries of their respective obligations under the CSD Acquisition Documents and the consummation by the Company and its Subsidiaries of the transactions contemplated by the CSD Acquisition Documents do not and will not (i) result in a violation of the Articles of Organization or the By-laws; (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any material agreement, indenture, lease or instrument, permit, concession, franchise or license to which the Company or any of its Subsidiaries is a party;
(iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations and the rules and regulations of the Principal Market (as defined below)) applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected. Neither the Company nor its Subsidiaries is in violation, in any material respect, of any term of its Articles of Organization or its By-laws or their organizational charter or by-laws or other constituent documents, respectively. Except as disclosed in
Schedule 3(e) and as specifically contemplated by this Agreement and as required under the 1933 Act or under any applicable state securities laws, the Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or Governmental Authority in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents, to perform its obligations under the Certificate in accordance with the terms hereof or thereof, to complete the CSD Acquisition or to perform its obligations under any of the CSD Acquisition Documents. Except as disclosed in Schedule 3(e), all consents, authorizations, orders, filings and registrations which the Company is required to obtain pursuant to the preceding sentence have been obtained or effected on or prior to the date hereof. The Company and its Subsidiaries are unaware of any facts or circumstances which might give rise to any of the foregoing. The Company is not in violation of the listing requirements of the Principal Market and has no actual knowledge of any facts which would reasonably lead to delisting or suspension of the Common Stock by the Principal Market in the foreseeable future.

               f.  SEC Documents; Financial Statements.

                    (i) Except as set forth on Schedule 3(f), since January 1, 2001, the Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act") (all of the foregoing filed prior to the date hereof and all exhibits included therein and financial statements and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the "SEC Documents"). As of the date of filing of such SEC Documents, such SEC Documents, as it may have been subsequently amended by filings made by the Company with the SEC prior to the date hereof, complied in all material respects with the requirements of the 1934 Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents. None of the SEC Documents, as of the date filed and as they may have been subsequently amended by filings made by the Company with the SEC prior to the date hereof, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the Company included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). None of the Company nor any of its Subsidiaries have any material liabilities or obligations of any nature (whether known or unknown, and whether absolute, accrued, contingent, matured, liquidated, unasserted or otherwise) of a kind required by generally accepted accounting principles ("GAAP") to be set forth on a financial statement that is not fully and adequately reflected or reserved against in the financial statements contained in the Company's most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q filed with the SEC, other than liabilities expressly assumed in connection with the CSD Acquisition and liabilities and obligations incurred since June 30, 2002 in the ordinary course of business consistent with past practice that are not material in amount.

                    (ii) The Company has delivered to each Buyer (or its representatives) true, complete and correct copies of the audited balance sheets of the CSD Business as of the fiscal years of the CSD Business ended August 31, 1999, 2000 and 2001, together with a report thereon from Arthur Andersen LLP (collectively, the "CSD Balance Sheets"). The Company has also delivered to each Buyer (or its representatives) true, complete and correct copies of the unaudited consolidated balance sheet of the Company and its Subsidiaries as of June 30, 2002 and the related consolidated statements of operations, cash flows and stockholders' equity for the six month period then ended (the "Company Financial Statements ". The CSD Balance Sheets and the Company Financial Statements fairly present the consolidated financial condition of the Company and its Subsidiaries or the CSD, as the case may be, as at the respective dates thereof and the consolidated results of operations of the Company and its Subsidiaries for the fiscal periods ended on such respective dates, all in accordance with GAAP. To the best of the Company's knowledge, after due inquiry of the management of the CSD responsible for the preparation of the CSD Balance Sheets, the CSD Balance Sheets fairly present in accordance with GAAP in all material respects each item of working capital, line item by line item as of the dates indicated thereon.

                    (iii) The Company has heretofore furnished to each Buyer (A) projected quarterly balance sheets and statements of operations and cash flows of the Company and its Subsidiaries (after giving effect to the CSD Acquisition) for the period from October 1, 2002 through December 31, 2004 and (B) projected annual balance sheets and statements of operations and cash flows of the Company and its Subsidiaries for the fiscal years ending in 2002 through 2007. Such projections are believed by the Company to be reasonable, have been prepared on a reasonable basis and in good faith by the Company in light of (w) the historical financial performance of the Company, (x) to the best knowledge of management of the Company, after reasonable inquiry, the projected financial performance of CSD, (y) current and reasonably foreseeable business conditions and (z) believed by the Company to be reasonable at the time made and upon the best information then reasonably available to the Company. The Company is not aware of any facts or information that would lead it to believe that such projections are incorrect or misleading in any material respect.

               g. Full Disclosure. No other information provided by or on behalf of the Company to the Buyers which is not included in the SEC Documents, including, without limitation, information referred to in Section 2(f), contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they are or were made, not misleading. The Company is not required to file and will not be required to file any agreement, note, lease, mortgage, deed or other instrument entered into prior to the date hereof and to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary is bound which has not been previously filed as an exhibit to its reports filed with the SEC under the 1934 Act.

               h. Absence of Certain Changes. Since June 30, 2002, neither the Company nor any of its Subsidiaries has:

                    (i) suffered any Material Adverse Effect or any event, change occurrence or development, reasonably likely to cause or have a Material Adverse Effect;

                    (ii) conducted its business and operations other than in the ordinary course of business and consistent with past practices;

                    (iii) except for the dividend of $1.00 per share paid in cash on July 15, 2002, to the holders of the Company's 112,000 outstanding shares of Series B Convertible Preferred Stock, declared, set aside or paid any dividend on, or other distribution (whether in cash, stock or property, or any combination thereof) in respect of, any of the Company's or any of its Subsidiary's Capital Stock, or purchased, redeemed or otherwise acquired or agreed to purchase, redeem or otherwise acquire, any Capital Stock of the Company or its Subsidiaries or any options, warrants, calls or rights to acquire any such Capital Stock, other than dividends from any wholly-owned Subsidiary of the Corporation to the Corporation or another wholly-owned Subsidiary of the Corporation;

                    (iv) undergone a material change in accounting method, principles or practices, except as may be required by a concurrent change in GAAP or disclosed in the footnotes to any of the financial statements included in the SEC Documents;

                    (v) except as required by this Agreement, authorized for issuance, sold, delivered, granted or issued any options, warrants, calls, subscriptions or other rights for, or otherwise agreed or committed to issue, sell, deliver or grant any shares of any class of Capital Stock of the Company or any of its Subsidiaries or any securities convertible into or exchangeable or exercisable for shares of any class of Capital Stock of the Company or its Subsidiaries;

                    (vi) except in the ordinary course of business and consistent with past practice and except in connection with the Financing Agreement, the Congress Loan Documents and in connection with the CSD Acquisition, as described in Schedule 3(h)(vi), (A) created or incurred any indebtedness for borrowed money, (B) assumed, guaranteed, endorsed or otherwise as an accommodation become responsible for the obligations of any other Person,
(C) made any loans or advances to any other Person, or (D) mortgaged, pledged or subjected to any Lien, any asset having a book or market value in excess of $100,000;

                    (vii) granted any increase in the base compensation of, or made any other material change in employment terms for, any of its directors, officers and employees, except for increases or changes based upon changed responsibilities or duties and increases or changes made in the ordinary course of business consistent with past practice;

                    (viii) adopted, modified or terminated any bonus, profit-sharing, incentive, severance or other plan or contract for the benefit of any of its directors, officers and employees other than changes which do not materially increase the aggregate cost of such plan or contract;

                    (ix) except for the provision of services or sales in the ordinary course of business and consistent with past practice, sold, leased, licensed, transferred or otherwise disposed of any of its assets or property having a book or market value in excess of $100,000;

                    (x) entered into any new line of business, or incurred or committed to incur any capital expenditures, obligations or liabilities in connection therewith in excess of $1,000,000 in the aggregate;

                    (xi) other than the CSD Acquisition, acquired or agreed to acquire by merging or consolidating with, or agreed to acquire by purchasing a substantial portion of the assets of, or in any other manner, any business of any other Person for aggregate consideration valued at more than $500,000;

                    (xii) made any cancellation or waiver of (A) any right material to the operation of the business of the Company or its Subsidiaries, or
(B) any debts or claims against any affiliate of the Company;

                    (xiii) made any disposition of, or failed to keep in effect any material right in, to or for the use of any material Intellectual Property of the Company or its Subsidiaries;

                    (xiv) suffered any damage, destruction or loss, whether or not covered by insurance, that has had or is reasonably likely to have a Material Adverse Effect;

                    (xv) entered into any agreement, arrangement or transaction with any shareholder, employee, officer or director of the Company or any of its Subsidiaries (other than customary agreements for services as employees, officers and directors that have been filed as exhibits to an SEC Document) or any Person controlling, controlled by or under common control with the Company;

                    (xvi) except in connection with the CSD Acquisition as described in subsections (x) through (xii) of Section 6.01(r) of the Financing Agreement, incurred or project to incur any closure, clean-up or remediation costs with respect to any current or formerly owned or leased property of the Company or any of its Subsidiaries in excess of $1,000,000 in the aggregate; or

                    (xvii) agreed to do any of the things described in the preceding clauses (i) through (xvi).

              The Company has not taken any steps, and does not currently expect to take any steps, to seek protection pursuant to any bankruptcy law nor does the Company or any of its Subsidiaries have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings or any actual knowledge of any fact which would reasonably lead a creditor to do so.

               i.  Material Contracts.

                    (i) Neither the Company nor any of its Subsidiaries is a party to or bound by, and neither they nor their properties are subject to, any contracts, agreements or arrangements required to be disclosed in a Form 10-K or 10-Q under the Exchange Act which is not filed as an exhibit to one or more of the SEC Documents filed and publicly available.

                    (ii) Schedule 3(i) sets forth as of the date hereof (A) a list of all written and oral contracts, agreements, instruments or arrangements to which the Company or any of its Subsidiaries is a party or by which the Company or such Subsidiary or any of their respective assets is bound which would be required to be filed as exhibits to the Company's Annual Report on Form 10-K for the year ending December 31, 2001 or any subsequent Exchange Act filing by the Company, including, without limitation, all such contracts, agreement, instrument and arrangements relating to the CSD Business that would have been required to be filed by the Company as an exhibit to an SEC Document had the CSD Acquisition occurred prior to the date of this Agreement; and (B) the following written and oral arrangements (all such written or oral agreements, arrangements or commitments as are required to be set forth on
Schedule 3(i) or filed as exhibits to any SEC Document, collectively the "Material Contracts"):

                    (A) each partnership, joint venture or similar agreement of the Company or any of its Subsidiaries with another Person that is material to the operation of the business of the Company or any of its Subsidiaries or the CSD Business;

                    (B) each contract or agreement under which the Company or any of its Subsidiaries have created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) Indebtedness of more than $100,000 in principal amount or under which the Company or any of its Subsidiaries have imposed (or may impose) a Lien on any of their respective assets, whether tangible or intangible securing Indebtedness in excess of $100,000. "Indebtedness" shall have the meaning ascribed to such term in the Certificate;

                    (C) each contract or agreement to which the Company or any of its Subsidiaries is a party which involves an obligation or commitment to pay or be paid an amount in excess of $1,000,000 per year;

                    (D) each contract or agreement which involves or contributes to the Company or any of its Subsidiaries aggregate annual remuneration which exceeds 2% of the Company's and its Subsidiaries' consolidated annual net revenues for the twelve months ended December 31, 2000, December 31, 2001 or December 31, 2002 (projected), in each case both before and after giving effect to the CSD Acquisition;

                    (E) each contract or agreement relating to employment or consulting which provides for annual compensation in excess of $100,000 and each severance, termination, confidentiality, non-competition or indemnification agreement or arrangement with any of the directors, officers, consultants or key employees of the Company or any of its Subsidiaries;

                    (F) each contract or agreement to which the Company or any of its Subsidiaries or affiliates is a party limiting, in any material respect, the right of the Company or any of its Subsidiaries (x) to engage in, or to compete with any Person in, any business, including each contract or agreement containing exclusivity provisions restricting the geographical area in which, or the method by which, any business may be conducted by the Company or any of its Subsidiaries or affiliates or (y) to solicit any customer or client;

                    (G) all contracts or agreements between the Company or any of its Subsidiaries and any shareholder, employee, officer or director of the Company or any Subsidiary, and any Person controlling, controlled by or under common control with the Company;

                    (H) each contract, agreement and franchise with any municipality, county or city for waste collection, disposal, recycling or other services which provides for aggregate payments in excess of $1,000,000 and is for a term of one year or longer (whether or not subject to early termination);

                    (I) all other contracts or agreements which are material to the Company and its Subsidiaries taken as a whole or the CSD Business or the conduct of their respective businesses, other than those made in the ordinary course of business or those which are terminable by the Company or any of its

Subsidiaries upon no greater than 60 days prior notice and without penalty or other adverse consequence;

                    (J) all contracts or agreements pursuant to which the Company or any of its Subsidiaries is required to make payment of any cure amount under contract or agreement being assigned by the CSD to the Company or any of its Subsidiaries; and

                    (K) all other contracts or agreements obligating the Company or any of its Subsidiaries to indemnify or guarantee the indemnification of any other Person.

                     (iii) All the Material Contracts are valid, subsisting, in full force and effect, binding upon the Company or one of its Subsidiaries in accordance with their terms, and to the knowledge of the Company, binding upon the other parties thereto in accordance with their terms. The Company and its Subsidiaries have paid in full or accrued all amounts now due from them under the Material Contracts (including all cure amounts due under contracts or agreements referred to in Section 3(i)(ii)(J) above) and have satisfied in full or provided for all of their liabilities and obligations under the Material Contracts which are presently required to be satisfied or provided for, and are not (with or without notice or lapse of time or both) in default in any material respect under any of the Material Contracts nor to the knowledge of the Company is any other party to any such Material Contract (with or without notice or lapse of time or both) in default in any material respect thereunder. No notice of termination or cancellation or intent to terminate or cancel has been given by the Company or any Subsidiary to any other party to any Material Contract and none of the Company nor any Subsidiary has received notice of termination or cancellation of a Material Contract or the intention to terminate or cancel any Material Contract from any other party thereto, and, to the Company's knowledge, no basis exists for any such termination or cancellation of any Material Contract.

               j. Absence of Litigation. There is no action, suit, proceeding, inquiry or investigation before or by any court or Governmental Authority, self-regulatory organization or body pending or, to the knowledge of the Company or any of its Subsidiaries, threatened against or affecting the Company, the CSD Acquisition, the CSD Business or any of the Company's Subsidiaries or any of the Company's or the Company's Subsidiaries' officers or directors in their capacities as such, except as expressly set forth in Schedule 3(j), which seeks injunctive or declaratory relief against or affecting the Company, any of its Subsidiaries or any of their respective assets or properties or, with respect to the Company and its Subsidiaries, that if adversely determined, could have a Material Adverse Effect. To the knowledge of the Company, none of the directors or officers of the Company have been a party to any securities related litigation during the past five years.

               k. Acknowledgment Regarding Buyer's Purchase of Securities. The Company acknowledges and agrees that each of the Buyers is acting solely in the capacity of an arm's length purchaser with respect to the Transaction Documents and the Certificate and the transactions contemplated hereby and thereby. The Company further acknowledges that each Buyer is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the Certificate and the transactions contemplated hereby and thereby and any advice given by any of the Buyers or any of their respective representatives or agents in connection with the Transaction Documents and the Certificate and the transactions contemplated hereby and thereby is merely incidental to such Buyer's purchase of the Securities. The Company further represents to each Buyer that the Company's decision to enter into the Transaction Documents has been based solely on the independent evaluation by the Company and its representatives.

               l. Compliance with Law. Except as set forth on Schedule 3(l), none of the Company, any of its Subsidiaries or, to the Company's knowledge, the CSD Business (i) has violated or conducted its business or operations in violation of, and has not used or occupied its properties or assets in material violation of, any statute, law, ordinance, rule, regulation, permit, order, writ, judgment, injunction, decree or award issued, enacted or promulgated by any Governmental Authority or any arbitrator ("Legal Requirements"), (ii) to the Company's knowledge, has been alleged to be in material violation of any Legal Requirement, and (iii) has received any notice of any violation or alleged material violation of, or any citation for material non-compliance with, any Legal Requirements.

               m. No General Solicitation. Neither the Company, nor any of its affiliates, nor any person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D under the 1933 Act) in connection with the offer or sale of the Securities.

               n. No Integrated Offering. Neither the Company, nor any of its affiliates, nor any person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the issuance by the Company of any of the Securities under the 1933 Act or cause this offering of the Securities to be integrated with prior offerings by the Company for purposes of the 1933 Act or, except as set forth on Schedule 3(n), any applicable stockholder approval provisions, including, without limitation, under the rules and regulations of the Principal Market, nor will the Company or any of its Subsidiaries take any action or steps that would require registration of the issuance by the Company of any of the Securities under the 1933 Act or, except as set forth on Schedule 3(n), cause the offering of the Securities to be integrated with other offerings.

               o. Employee Benefit Plans; Labor Matters. (i) Schedule 3(o) lists all "employee benefit plans," as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and all material bonus, stock option, stock purchase, stock appreciation right, incentive, deferred compensation, supplemental retirement, severance and other similar material fringe or employee benefit plans, programs, policies or arrangements, any material employment, consulting or executive compensation agreements that are currently maintained or have been maintained within the last six years by the Company or any trade or business under common control with the Company (an "ERISA Affiliate"), within the meaning of Section 414 of the Internal Revenue Code of 1986, as amended (the "Code"), or under which the Company or any ERISA Affiliate has, or within the last six years had, any liability or obligation to contribute, for the benefit of or relating to any employee, former employee or retiree of the Company or any ERISA Affiliate (collectively, for purposes of this Section 3(o), referred to as the "Employee Plans").

                    (ii)  With respect to  any Employee Plan,  where applicable,
(A) such Employee Plan has been maintained in accordance with ERISA, the Code, the terms of such Employee Plan and other applicable Legal Requirements; (B) a favorable determination letter has been obtained from the IRS, and a copy thereof delivered to each Buyer, for any such Employee Plan that is an "employee pension benefit plan" within the meaning of Section 3(2) of ERISA and which is intended to be qualified within the meaning of Section 401(a) of the Code, and since such determination letter, no event has occurred that would disqualify such Plan; (C) there has been no non-exempt "prohibited transaction" (including without limitation as a result of any of the transactions contemplated hereby) within the meaning of Section 4975(c) of the Code or Section 406 of ERISA involving the assets of any Employee Plan; and (iv) neither the Company nor any ERISA Affiliate is or was during the preceding six years obligated to contribute to any multiemployer plan and neither the Company nor any ERISA Affiliate has assumed any obligation of any predecessor of the Company with respect to any multiemployer plan.

                    (iii) There are no pending actions which have been asserted in writing or instituted (other than in respect of benefits due in the ordinary course which, in the aggregate are not material) against the assets of any of the Employee Plans or against the Company or any ERISA Affiliate or any fiduciary of the Employee Plans with respect to the Employee Plans.

                    (iv) Except as required by Section 4980B of the Code, no Employee Plan or other arrangement provides medical or death benefits with respect to current or former employees of the Company or any ERISA Affiliate beyond their retirement or other termination of employment. Any continuation coverage provided under any welfare benefits plans complies with Section 4980B of the Code and is at the expense of the participant or beneficiary.

                    (v) No Employee Plan has incurred an "accumulated funding deficiency" and there has not been any unpaid required installments, within the meaning of Section 412 of the Code, nor has there been issued a waiver or variance of the minimum funding standards imposed by the Code with respect to any Employee Plan that is subject to Title IV of ERISA (a "Title IV Plan"), nor has any Lien been created under Section 302(f) of ERISA or security been required under Section 307 of ERISA, nor are any excise taxes due or hereafter to become due under Section 4971 or 4972 of the Code with respect to the funding of any such plan for any plan year or other fiscal period ending on or before the Closing Date. With respect to each Title IV Plan, there has not occurred any reportable event within the meaning of Section 4043(b) of ERISA or the regulations thereunder. The Pension Benefit Guaranty Corporation ("PBGC") has not instituted or, to the knowledge of the Company or any ERISA Affiliate, threatened a proceeding to terminate any Title IV Plan. All PBGC premiums due on or before the Closing Date with respect to any Title IV Plan have been paid in full, including late fees, interest and penalties, if and to the extent applicable. True, correct and complete copies of the most recent actuarial report which accurately reflects the funded status and contribution requirements for each Title IV Plan have been delivered to each Buyer (or its representatives). There has been no material adverse change in the assets, liabilities or financial position of each Title IV Plan since the date of the most recent actuarial report. Neither the Company nor any ERISA Affiliate has, at any time within the five year period preceding the Closing Date, entered into any transaction the principal purpose of which was to evade liability to which the Company or such ERISA Affiliate would otherwise be subject under Title IV of ERISA. The principal purpose of the Company in entering into the transactions contemplated by this Agreement is not to evade liability to which the Company would otherwise be subject under Title IV of ERISA.

                    (vi) No Employee Plan or agreement, program, policy or other arrangement by its terms or in effect would or could possibly require any payment or transfer of money, property or other consideration on account of or in connection with the transactions contemplated by this Agreement, including but not limited to any employee (current, former or retired) of the Company or any ERISA Affiliate (whether or not any such payment would constitute a "parachute payment" or "excess parachute payment" within the meaning of Section 280G of the Code).

                    (vii) Neither the Company nor any ERISA Affiliate has incurred any obligations in connection with the termination of or withdrawal from any Foreign Pension Plan (as defined below), or has any unfunded liability with respect to benefits under any such Foreign Pension Plan. "Foreign Pension Plan" means any plan, fund or other similar program maintained outside the United States of America primarily for the benefit of employees residing outside of the United States of America, or that has been maintained within the last six years by the Company or any ERISA Affiliate or under which the Company or any ERISA Affiliate has had any liability or obligation to contribute within the past six years, which plan, fund or other similar program provides retirement income for such employees, results in a deferral of income for such employees in contemplation of retirement or provides payments to be made to such employees upon termination of employment, and which plan is not subject to ERISA or the Code.

                    (viii) Any terminated Employee Plan has been terminated in accordance with applicable law, all benefits under any such terminated Employee Plan have been fully paid to the participants and beneficiaries in accordance with the terms of such Employee Plan, and neither the Company nor any ERISA affiliate has any continuing liability or other obligation with respect to such Employee Plan.

                    (ix) Neither the Company nor its ERISA Affiliates has incurred any material liability or obligation under the Worker Adjustment and Retraining Notification Act or similar state Legal Requirements, which remains unpaid or unsatisfied

                    (x) Except as listed in  Schedule 3(o), neither  the Company nor any ERISA Affiliate is a party to any employment, labor or collective bargaining agreement. No labor organization or group of employees of the Company or any ERISA Affiliate has made a pending demand for recognition or certification to the Company or any ERISA Affiliate and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority relating to the Company or any ERISA Affiliate. Except as listed in
Schedule 3(o), there are no organizing activities involving the Company or any ERISA affiliate pending with any labor organization or group of employees of the Company.

                    (xi) There are no unfair labor practice charges, grievances or complaints pending or, to the knowledge of the Company or any ERISA Affiliate threatened in writing by or on behalf of any employee or group of employees of the Company or any ERISA Affiliate. There is no labor strike, work stoppage, or lockout pending or affecting the Company or any ERISA Affiliate.

                    (xii) There are no complaints, charges, or claims against the Company or any ERISA Affiliate pending, or to the knowledge of the Company or any ERISA Affiliate, threatened in writing to be brought or filed, with any authority or arbitrator based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment or any individual by the Company. The Company and each ERISA Affiliate is in material compliance with all Legal Requirements governing the employment of labor, including, but not limited to, all such laws relating to wages, hours, collective bargaining, discrimination, civil rights, safety and health, workers' compensation and the collection and payment of withholding and/or Social Security taxes and similar taxes.

               p.   Intellectual Property.  Except  as  otherwise  set  forth on
Schedule 3(p):

                    (i) Schedule 3(p) sets forth a true, correct and complete list and summary description of all (A) Registered or material Owned Intellectual Property (each identified as a Patent, Trademark, Trade Secret or Copyright, as the case may be), (B) material Technology Systems, and (C) material Intellectual Property Contracts.

                    (ii) All Business Intellectual Property is valid, subsisting and enforceable. No Owned Intellectual Property has been abandoned, canceled or adjudicated invalid (excepting any expirations in the ordinary course), or is subject to any outstanding order, judgment or decree restricting its use or adversely affecting or reflecting the Company's or the Subsidiaries' rights thereto. To the Company's knowledge, no Licensed Intellectual Property has been abandoned, canceled or adjudicated invalid (excepting any expirations in the ordinary course), or is subject to any outstanding order, judgment or decree restricting its use or adversely affecting or reflecting the Company's or the Subsidiaries' rights thereto. The Owned Intellectual Property has been used with all patent, trademark, copyright, confidential, proprietary, and other Intellectual Property notices and legends prescribed by law or otherwise permitted.

                    (iii) No suit, action, reissue, reexamination, public protest, interference, arbitration, mediation, opposition, cancellation or other proceeding (collectively, "Suit") is pending concerning any claim or position that the Company or the Subsidiaries have violated any Intellectual Property rights. No claim has been threatened or asserted against the Company or its Subsidiaries or any of their indemnitees for violation of any Intellectual Property rights. The Company and the Subsidiaries are not violating and have not violated any Intellectual Property rights.

                    (iv) No Suit is pending concerning any Intellectual Property Contract, including any Suit concerning a claim or position that the Company or the Subsidiaries or another Person has breached any Intellectual Property Contract or that any Intellectual Property Contract is invalid or unenforceable.

No such claim has been threatened or asserted. The Company and the Subsidiaries are in material compliance with, and have conducted their business so as to comply, in all material respects, with all terms of all Intellectual Property Contracts. There exists no event, condition or occurrence which, with the giving of notice or lapse of time, or both, would constitute a material breach or default by the Company or the Subsidiaries or another Person under any Intellectual Property Contract. Each Person who is a party to any Intellectual Property Contract had and has all rights, power and authority necessary to enter into, be bound by and fully perform such Intellectual Property Contract. No party to any Intellectual Property Contract has given the Company or the Subsidiaries notice of its intention to cancel, terminate or fail to renew any Intellectual Property Contract.

                    (v) No Suit is pending concerning the Owned Intellectual Property, including any Suit concerning a claim or position that the Owned Intellectual Property has been violated or is invalid, unenforceable, unpatentable, unregisterable, cancelable, not owned or not owned exclusively by the Company or the Subsidiaries. No such claim has been threatened or asserted. To the Company's knowledge, no valid basis for any such Suits or claims exists.

                    (vi) To the Company's knowledge, no Suit is pending concerning the Licensed Intellectual Property, including any Suit concerning a claim or position that the Licensed Intellectual Property has been violated or is invalid, unenforceable, unpatentable, unregisterable, cancelable, not owned or not owned exclusively by the licensor of such Intellectual Property. No Suit is pending concerning the right of the Company or the Subsidiaries to use the Licensed Intellectual Property, including any Suit concerning a claim or position that such right has been violated or is invalid, unenforceable, not owned or not owned exclusively by the Company or the Subsidiaries. To the Company's knowledge, no such claims have been threatened or asserted and no valid basis for any such Suits or claims exists.

                    (vii) To the Company's knowledge, no Person is violating any Business Intellectual Property.

                    (viii) The Company and the Subsidiaries own or otherwise hold valid rights to use all Intellectual Property used or contemplated to be used in the respective businesses of the Company and the Subsidiaries. All such rights are free of all Liens and are fully assignable by the Company and the Subsidiaries to any Person, without payment, consent of any Person or other condition or restriction. The Business Intellectual Property constitutes all Intellectual Property necessary to operate the respective businesses of the Company and the Subsidiaries as currently conducted or contemplated.

                    (ix) The Company and the Subsidiaries have timely made all filings and payments with the appropriate foreign and domestic agencies required to maintain in subsistence all Registered Owned Intellectual Property. No due dates for filings or payments concerning the Owned Intellectual Property
(including without limitation office action responses, affidavits of use, affidavits of continuing use, renewals, requests for extension of time, maintenance fees, application fees and foreign convention priority filings) fall due within ninety (90) days of the Closing Date, whether or not such due dates are extendable. The Company and the Subsidiaries are in compliance with all applicable rules and regulations of such agencies with respect to Business Intellectual Property. All documentation necessary to confirm and effect the

Company's and the Subsidiaries' ownership of Owned Intellectual Property, if acquired from other Persons, has been recorded in the United States Patent and Trademark Office, the United States Copyright Office and other official offices.

                    (x) The Company and the Subsidiaries have taken all reasonable measures to protect the secrecy, confidentiality and value of all Trade Secrets used in their businesses (collectively, "Business Trade Secrets") (including without limitation entering into appropriate confidentiality agreements with all officers, directors, employees, and other Persons with access to the Business Trade Secrets). To the Company's knowledge, the Business Trade Secrets have not been disclosed to any Persons other than Company and Subsidiaries employees or Company and Subsidiaries contractors who had a need to know and use such Business Trade Secrets in the ordinary course of employment or contract performance and who executed appropriate confidentiality agreements.

                    (xi) The Technology Systems are adequate in all material respects for their intended use and for the operation of such businesses as are currently operated and as are currently contemplated to be operated by the Companies and the Subsidiaries. The Intellectual Property Contracts set forth on
Schedule 3(p) provide the Company and Subsidiaries with all necessary rights in connection with the use of the Technology Systems.

                    (xii) As used in this Agreement, the following terms shall have the following meanings:

                         (A)   "Business Intellectual Property"  shall mean  the
Owned Intellectual Property and the Licensed Intellectual Property.

                         (B)   "Intellectual Property"  shall  mean all  foreign
and domestic (i) trademarks, service marks, brand names, certification marks, collective marks, d/b/a's, Internet domain names, logos, symbols, trade dress, assumed names, fictitious names, trade names, and other indicia of origin, all applications and registrations for all of the foregoing, and all goodwill associated therewith and symbolized thereby, including without limitation all extensions, modifications and renewals of same (collectively, "Trademarks");
(ii) inventions, discoveries and ideas, whether patentable or not, and all patents, registrations, and applications therefor, including without limitation divisions, continuations, continuations-in-part and renewal applications, and including without limitation renewals, extensions and reissues (collectively, "Patents"); (iii) confidential and proprietary information, trade secrets and know-how, including without limitation processes, schematics, databases, formulae, drawings, prototypes, models, designs and customer lists
(collectively, "Trade Secrets"); (iv) published and unpublished works of authorship, whether copyrightable or not (including without limitation computer software), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof (collectively, "Copyrights"); and (v) all other intellectual property or proprietary rights and claims or causes of action arising out of or related to any infringement, misappropriation or other violation of any of the foregoing, including without limitation rights to recover for past, present and future violations thereof.

                         (C)   "Intellectual  Property  Contracts"  shall   mean
all agreements concerning the Business Intellectual Property, including without limitation agreements granting the Company and the Subsidiaries rights to use

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the Licensed  Intellectual  Property,  agreements  granting  rights to use Owned
Intellectual  Property,   confidentiality   agreements,   Trademark  coexistence
agreements, Trademark consent agreements and nonassertion agreements.

                         (D)   "Licensed  Intellectual  Property"   shall   mean
Intellectual Property that the Company and the Subsidiaries are licensed or otherwise permitted by other Persons to use, including without limitation all Intellectual Property related to any Technology Systems owned by third parties.

                         (E)     "Owned  Intellectual  Property"   shall    mean
Intellectual Property owned by the Company and the Subsidiaries.

                         (F) "Registered" shall mean issued, registered, renewed
or the subject of a pending application.

                         (G)  "Technology Systems"  means  the  electronic  data
processing, information, recordkeeping, communications, telecommunications and computer systems (including all computer programs and software, databases, firmware, hardware and related documentation) which are used by the Company and/or the Subsidiaries in their respective businesses.

               q. Properties. (i) The Company and its Subsidiaries have good and marketable title to, valid leasehold interests in, or valid licenses to use, all property and assets of the Company and its Subsidiaries (including the property and assets of the CSD), free and clear of all Liens, except as described on Schedule 3(q) or such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company and any of its Subsidiaries. All such properties and assets are in good working order and condition, ordinary wear and tear excepted.
Schedule 3(q) sets forth a complete and accurate list of the location, by state and street address, of all real property owned, licensed or leased by the Company and its Subsidiaries and identifies the interest (fee, leasehold or license) of the Company or Subsidiary therein. The Company or its Subsidiaries has valid leasehold interests in the leases described on Schedule 3(q) to which it is a party. True, complete and correct copies of each such lease have been delivered to each of the Buyers (or its representatives). Schedule 3(q) sets forth with respect to each such lease, the commencement date, termination date, renewal options (if any) and annual base rents. Each such lease is valid and enforceable in accordance with its terms in all material respects and is in full force and effect. To the best knowledge of the Company, no other party to any such lease is in default of its obligations thereunder, and none of the Company or any of its Subsidiaries (or any other party to any such lease) has at any time delivered or received any notice of default which remains uncured under any such lease and no event has occurred which, with the giving of notice or the passage of time or both, would constitute a default under any such lease.

                    (ii) All Permits material to the Company or its Subsidiaries required to have been issued to the Company or its Subsidiaries with respect to the real property owned, licensed or leased by the Company or any of its Subsidiaries to enable such property to be lawfully occupied and used for all of the purposes for which it is currently occupied and used (separate and apart from any other properties), have been lawfully issued and are in full force and effect and all such real property complies with all applicable Legal Requirements and Policies covering such properties in all material respects.

                    (iii) Neither the Company nor any of its Subsidiaries have received any notice, nor has any knowledge, of any pending, threatened or contemplated condemnation proceeding affecting any real property owned, licensed or leased by the Company or any Subsidiary.

                    (iv) No portion of any real property owned, licensed or leased by the Company or any of its Subsidiaries has suffered any damage by fire or other casualty loss which has not heretofore been completely repaired and restored to its condition existing prior to such casualty. No portion of any improvements (other than paving, parking and landscaped areas) constructed on any of the real property owned, licensed or leased by the Company or any of its Subsidiaries is located in a special flood hazard area as designated by any Governmental Authority.

               r.  Environmental Laws.  Except  as set forth  on  Schedule 3(r),

                    (i)   The  Company's  and   its  Subsidiaries'   businesses,
Facilities (as defined in the Financing Agreement), operations, properties and assets are in material compliance with Environmental Laws.

                    (ii) The Company and its Subsidiaries have obtained and are in material compliance with all material Environmental Permits necessary to operate, use or occupy all of the Company's and its Subsidiaries' businesses, facilities, operations, properties and assets, except for Environmental Permits relating to the SK Facilities (as defined in the Financing Agreement) which are not yet effective but for which requisite applications have been filed.

                    (iii) Except as provided in Section 6.01(r) of the Financing Agreement, the Company and its Subsidiaries have obtained and are in full compliance with all financial assurance requirements under RCRA and any similar Environmental Law, as specifically set forth but not limited to 40 C.F.R. 264 and 265, necessary to operate, use or occupy all of the Company's and its Subsidiaries' businesses, facilities, operations, properties and assets.

                    (iv) The Company and its Subsidiaries are in material compliance with all applicable writs, orders, consent decrees, judgments and injunctions by any Governmental Authority, decrees, informational requests or demands issued pursuant to, or arising under, any Environmental Laws.

                    (v) The Company's and its Subsidiaries' will not be required to spend more than $1,000,000 in the aggregate for any Facility or $5,000,000 for all Facilities to comply with any Environmental Laws that have been promulgated and enacted by a Governmental Authority, but will not be effective until after the date of this Agreement or the Closing Date, except to the extent those expenditures are already specifically included within the aggregate amounts described in clause (x) or (xi) below or in the capital expenditures described in Section 7.02(g) of the Financing Agreement.

                    (vi) Except for Releases for which the related Environmental Liabilities are specifically included within the aggregate amounts described in clauses (ix) through (xi) below, there has been no Release at any of the facilities, assets or properties owned or operated by the Company, its Subsidiaries or, to the knowledge of the Company and its Subsidiaries, a predecessor in interest.

                    (vii) Except for Environmental Claims specifically included within the aggregate amounts described in clauses (ix) through (xi), no Environmental Claims have been asserted against any treatment, storage or disposal facility that received or Handled Hazardous Materials generated by the Company, its Subsidiaries or any predecessor in interest which could reasonably be expected to result in any Environmental Liabilities in excess of $1,000,000 for any Facility or $5,000,000 in the aggregate for all Facilities.

                    (viii) Except for Environmental Claims specifically included within the aggregate amounts described in clauses (ix) through (xi) below, no Environmental Claims have been asserted against the Company, its Subsidiaries or, to the knowledge of the Company and its Subsidiaries, any predecessor in interest nor does the Company or its Subsidiaries have knowledge or notice of any threatened or pending Environmental Claims against the Company, its Subsidiaries or any predecessor in interest which could reasonably be expected to result in any Environmental Liabilities in excess of $1,000,000 individually or $5,000,000 in the aggregate.

                    (ix) The Company and its Subsidiaries will not assume any Environmental Liabilities related to the acquisition of CSD that are more than ten percent above $265,000,000, calculated in accordance with GAAP.

                    (x) Excluding any Environmental Liabilities related to the CSD Acquisition assumed by the Company and its Subsidiaries, the Company's and its Subsidiaries will not spend more than ten percent above $29,250,000 for closure, post closure and post closure care of the CH Facilities (as defined in the Financing Agreement), as those terms are used in RCRA and any similar Environmental Law, as specifically set forth but not limited to 40 C.F.R. 264 and 265.

                    (xi) Excluding any Environmental Liabilities of CSD assumed by the Company and its Subsidiaries, to the knowledge of the Company's and its Subsidiaries, there are no Remedial Actions that will cost, in the aggregate, more than $1,000,000 per calendar year for the foreseeable future.

                    (xii) All representations, including without limitation applications, warranty statements and accompanying materials provided in support of such representations, provided by the Company and its Subsidiaries to obtain any Policies, are truthful and complete in all respects, and the Company and its Subsidiaries have done nothing to prejudice it's rights to obtain the benefits of it's Policies by failing to comply with any of the provisions, conditions or requirements of its Polices.

                    (xiii) there are no Environmental Liens associated or, to the best knowledge of the Company, threatened to be associated with any of the

CSD Acquisition Assets or the Company's or any of its Subsidiaries' businesses, Facilities, operations, properties and assets.

                    (xiv) except for work, repairs, contributions and Capital Expenditures (as defined in the Financing Agreement) specifically included in the aggregate amounts set forth in clauses (ix) through (xi) above or Section 7.02(g) of the Financing Agreement, to the best knowledge of the Company, (A) no work, repairs, construction or Capital Expenditures are required to be made as a condition of continued compliance of the Facilities or the Company's or any of its Subsidiaries' business with any Environmental Laws, or any license, Environmental Permit or approval issued pursuant thereto or (B) no license, Environmental Permit or approval referred to above is about to be reviewed, made subject to limitations or conditions, revoked, withdrawn or terminated.

                    (xv) As used in this Agreement, the following terms shall have the following meanings:

                         (A)  "Environmental Claims"  refers  to  any complaint,
summons, citation, notice, directive, order, claim, litigation, investigation, notice of violation, judicial or administrative proceeding, judgment, letter or other communication from any Governmental Authority, or any third party involving violations of Environmental Laws, Handling of Hazardous Materials or Releases of Hazardous Materials from (i) any assets, properties or businesses of the Company or any predecessor in interest; (ii) from adjoining properties or businesses; or (iii) from or onto any facilities which received Hazardous Materials generated or Handled by the Company, its Subsidiaries or any predecessor in interest.

                        (B) "Environmental Laws" includes the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), 42 U.S.C. 9601 et seq., as amended; the Resource Conservation and Recovery Act ("RCRA"), 42 U.S.C. 6901 et seq., as amended; the Clean Air Act ("CAA"), 42 U.S.C. 7401 et seq., as amended; the Clean Water Act ("CWA"), 33 U.S.C. 1251 et seq., as amended; the Occupational Safety and Health Act ("OSHA"), 29 U.S.C. 655 et seq., as amended; Toxic Substances Control Act ("TOSCA"), 15 U.S.C. 2601 et seq., as amended; Hazardous Materials Transportation Act, 49 U.S.C. 5101 et seq., as amended; the Federal Insecticide, Fungicide, and Rodenticide Act ("FIFRA"), 7 U.S.C. 136-136y et seq., as amended; the Emergency Planning and Community Right-to-Know Act of 1986 (Title III of SARA or "EPCRA"); 42 U.S.C. 11001, et seq., as amended, and any other foreign, federal, state, local or municipal laws, statutes, regulations, guidance documents, rules or ordinances imposing liability or establishing standards of conduct for Handling of Hazardous Materials and the protection of the health, safety and the environment.

                        (C) "Environmental Lien" means any Lien in favor of any Governmental Authority for Environmental Liabilities.

                        (D)  "Environmental  Liabilities"  means  any   monetary
obligations, losses, liabilities (including strict liability), damages, punitive damages, consequential damages, treble damages, costs and expenses (including all reasonable out-of-pocket fees, disbursements and expenses of counsel, out-of-pocket expert and consulting fees and out-of-pocket costs for environmental site assessments, remedial investigation and feasibility studies), fines, penalties, sanctions and interest incurred as a result of any Environmental Claim filed by any Governmental Authority, Person or any third party which relate to the CSD Acquisition Assets or any violations of Environmental Laws, Handling of Hazardous Materials, Remedial Actions, Releases or threatened Releases of Hazardous Materials from or onto (i) any property presently or formerly owned by the Corporation or any of its Subsidiaries or a predecessor in interest, or (ii) any facility that received Hazardous Materials that were generated or Handled by the Company or any of its Subsidiaries or a predecessor in interest.

                        (E) "Environmental Permits" means any permits, licenses, certificates, exemptions, authorizations, registrations or approvals required by any Governmental Authority or under Environmental Laws.

                        (F) "Governmental Authority" means any nation or government, any foreign, federal, state, city, town, municipality, county, local or other political subdivision thereof or thereto and any department, commission, board, bureau, instrumentality, agency, organization, self-regulatory authority or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

                        (G) "Handle" means any manner of generating, accumulating, storing, treating, disposing of, transporting, transferring, labeling, handling, manufacturing or using, as any of such terms may further be defined in any Environmental Law, of any Hazardous Materials.

                        (H) "Hazardous Materials"- shall include, without regard to amount and/or concentration (i) any element, compound, or chemical that is defined, listed or otherwise classified as a contaminant, pollutant, toxic pollutant, toxic or hazardous substances, extremely hazardous substance or chemical under Environmental Laws; (ii) any wastes regulated, defined, listed or otherwise classified by Environmental Laws, including but not limited to hazardous waste, agricultural wastes, biological waste, medical waste, biohazardous or infectious waste, special waste, recyclable materials, sludge, used oils, construction and demolition debris and solid waste; (iii) petroleum, petroleum-based or petroleum-derived products; (iv) polychlorinated biphenyls;
(v) any substance exhibiting a hazardous waste characteristic including but not limited to corrosivity, ignitibility, toxicity or reactivity as well as any radioactive or explosive materials; and (vi) any raw materials, building components, including but not limited to asbestos-containing materials and manufactured products containing Hazardous Materials.

                        (I) "Release" means any spilling, leaking, pumping, emitting, emptying, discharging, injecting, escaping, leaching, migrating, dumping, or disposing of Hazardous Materials (including the abandonment or discarding of barrels, containers or other closed receptacles containing Hazardous Materials) into the environment.

                        (J) "Remedial Action" means all actions taken to (i) clean up, remove, remediate, contain, treat, monitor, assess, evaluate or in any other way address Hazardous Materials in the indoor or outdoor environment; (ii) prevent or minimize a Release or threatened Release of Hazardous Materials so they do not migrate or endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (iii) perform pre-remedial studies and investigations and post-remedial operation and maintenance activities; or (iv) any other actions authorized by 42 U.S.C. 9601.

               s. Insurance. Schedule 3(s) contains a list of all Policies and sets forth, with respect to each such Policy, a description of the insured loss coverage, the expiration date and time of coverage, the dollar limitations of coverage, and a general description of each deductible feature. For purposes of this Section 3(s), the term "Policies" means all insurance policies, bonds and guarantees (including, without limitation, all performance and warranty bonds required under outstanding contracts or purchase orders and otherwise required pursuant to all Legal Requirements) and self insurance arrangements that cover or purport to cover risks or losses to or associated with the business, operations, premises, properties, assets, employees, agents and directors (including, without limitation, those arising with respect to environmental matters) to which the Company or any of its Subsidiaries (including the CSD Business) is a party, a named insured or a beneficiary thereof. The Company and its Subsidiaries maintain Policies (the "Required Policies") with financially sound and reputable insurance companies against risks of liability, product liability, environmental liability, casualty and fire, theft and other losses and liabilities as required by any Legal Requirements and as are customarily obtained to cover comparable businesses and assets in amounts, scope and coverage which are consistent with industry practice and adequate for the Company and its Subsidiaries (including the CSD Business). The Required Policies are in full force and effect, and neither the Company nor any of its Subsidiaries is in material default under any of them. Except as set forth on
Schedule 3(s), neither the Company nor any of its Subsidiaries has received any notice of cancellation or intent to cancel or increase the premiums with respect to any of the Policies, nor, to the Company's knowledge, is there any basis for such action. None of the Company, any of its Subsidiaries or, to the Company's knowledge, the CSD Business, has incurred any material loss, damage, expense or liability covered by any Required Policy for which it has not asserted a claim under such Required Policy. Except as set forth on Schedule 3(s), none of the Company, any of its Subsidiaries or, to the Company's knowledge, the CSD Business, has been refused any bonds, financial assurance or insurance with respect to their respective assets or properties, nor has its coverage been limited below usual and customary limits by any bonding company, financial guarantor or insurance provider or with which it has carried insurance during the last three years, except where such Person has been able to obtain substitute bonds, guarantees or insurance, as applicable, providing similar coverage at comparable costs, premiums and deductibles.

               t.  Regulatory Permits.  Each of the Company and its Subsidiaries
has, and is in compliance with, all permits, licenses, authorizations, approvals, entitlements and accreditations (collectively, "Permits") required for the Company and its Subsidiaries lawfully to own, lease, manage or operate, or to acquire, each business currently owned, leased, managed or operated, or to be acquired, by such Person, except for certain Environmental Permits relating to the SK Facilities (as defined in the Financing Agreement) for which applications have been filed on or prior the Effective Date but which are not yet effective as described in Section 6.01(r) of the Financing Agreement. Except as set forth in Section 6.01(r) of the Financing Agreement, no condition exists or event has occurred which, in itself or with the giving of notice or lapse of time or both, would result in the suspension, revocation, impairment, forfeiture or non-renewal of any such permit, license, authorization, approval, entitlement or accreditation, and there is no claim that any thereof is not in full force and effect. Schedule 3(t) contains a true, complete and correct list of all material Permits of the Company and its Subsidiaries indicating thereon the expiration date of each such Permit. To the Company's knowledge, each material Permit of the Company and its Subsidiaries that is scheduled to expire within 24 months of the Closing Date will be renewable by the Company or the applicable Subsidiary without undue cost or expense to the Company or the applicable Subsidiary.

               u. Internal Accounting Controls. Except as set forth on Schedule 3(u), the Company and each of its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

               v. Unconditional Obligation. The Company understands and acknowledges that the number of Conversion Shares issuable upon conversion of the Preferred Shares will increase in certain circumstances. The Company further acknowledges that its obligation to issue shares upon conversion of the Preferred Shares in accordance with this Agreement and Certificate is, in each case, absolute and unconditional (except to the extent set forth in Section 11 of the Certificate) regardless of the dilutive effect that such issuance may have on the ownership interests of other stockholders of the Company.

               w. No Materially Adverse Contracts, Etc. Neither the Company nor any of its Subsidiaries is subject to any charter, corporate or other legal restriction, or any judgment, decree, order, rule or regulation which in the judgment of the Company's officers has or is expected in the future to have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a party to any contract or agreement which in the judgment of the Company's officers has or is expected to have a Material Adverse Effect.

               x. Customers and Suppliers. There exists no actual or threatened termination, cancellation or limitation of, or modification to or change in, the business relationship between (i) any of the Company or any of its Subsidiaries, on the one hand, and any customer or any group thereof, on the other hand, whose agreements with any of the Company or any of its Subsidiaries are individually or in the aggregate material to the business or operations of the Company and/or any of its Subsidiaries, or (ii) any of the Company or any of its Subsidiaries, on the one hand, and any material supplier thereof, on the other hand; and there exists no present state of facts or circumstances that could give rise to or result in any such termination, cancellation, limitation, modification or change (including without limitation, the transactions contemplated hereby, pursuant to the Financing Agreement, the Congress Loan or the CSD Acquisition). Schedule 3(x) lists the top fifty customers that are common to the Company and its Subsidiaries (before giving effect to the CSD Acquisition) showing the total revenues received during the most recently completed fiscal year by the Company and its Subsidiaries (before giving effect to the CSD Acquisition), on the one hand, and CSD, on the other hand. The Company is not aware of any facts or circumstances that might give rise to a material reduction or loss of business for the Company and its Subsidiaries (after giving effect to the CSD Acquisition) from any customers listed on Schedule 3(x) as a result of the CSD Acquisition or otherwise.

               y. Tax Status. The Company and each of its Subsidiaries (i) has made or filed all federal, foreign, state, local and municipal income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject (unless and only to the extent that the Company and each of its Subsidiaries has set aside on its books provisions reasonably adequate for the payment of all unpaid and unreported taxes), (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and for which the Company has made appropriate reserves for on its books, and (iii) has set aside on its books provisions reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations (referred to in clause
(i) above) apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the Company knows of no basis for any such claim.

               z. Transactions With Affiliates. Except as set forth on Schedule 3(z), and other than the grant of stock options described on Schedule 3(c), none of the officers, directors, stockholders or employees of the Company or any Subsidiary, any Person controlling, controlled by or under common control with the Company, is presently a party to any transaction with the Company or any of its Subsidiaries, including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any such officer, director or employee or, to the knowledge of the Company, any corporation, partnership, trust or other entity in which any such officer, director, or employee has a substantial interest or is an officer, director, trustee or partner.

               aa. Application of Takeover Protections. The Company and its board of directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement), including, without limitation, pursuant to any shareholder rights plan or similar agreement or instrument or other similar anti-takeover provision under the Articles of Organization or the laws of the state of its incorporation which is or could become applicable to the Buyers as a result of the transactions contemplated by this Agreement, including, without limitation, the Company's issuance of the Securities and the Buyers' ownership of the Securities.

               bb.   Shareholder's Rights Plan.   The Company  has not adopted a
shareholder rights plan or similar arrangement relating to accumulations of beneficial ownership of Common Stock or a change in control of the Company.

               cc. CSD Acquisition Documents. (i) (A) The Company and each Subsidiary (before giving effect to the CSD Acquisition), and to the Company's knowledge, each other party to the Acquisition Agreement governing the CSD Acquisition, each bill of sale, each assignment agreement, each assumption agreement and all other agreements, instruments and documents entered into or delivered in connection with the CSD Acquisition (including, without limitation the final executed versions of each agreement attached as an exhibit to the CSD acquisition agreement, each as amended, modified and supplement to date

(collectively, the "CSD Acquisition Documents"), is not in default on any of its obligations under such CSD Acquisition Document, (B) all representations and warranties made by the Company in the CSD Acquisition Documents and in the certificates delivered in connection therewith are true and correct in all material respects as of the date hereof and, to the best knowledge of the Company, all material representations and warranties made in the Acquisition Documents by or on behalf of the sellers thereunder, or any other party thereto other than the Company, are true and correct in all material respects as of the date hereof, (C) all written information with respect to the Company and the CSD Acquisition, and, to the best knowledge of the Company, the business and all of the property and assets (tangible and intangible) sold, assigned or otherwise transferred to, or assumed or otherwise acquired by, the Company and certain of its Subsidiaries pursuant to the Acquisition Documents (the "CSD Acquisition Assets"), furnished to the Buyers by the Company or on behalf of the Company, were, at the time the same were so furnished, complete and correct in all material respects, or have been subsequently supplemented by other written information, to the extent necessary to give each Buyer a true and accurate knowledge of the subject matter of each of them in relation to the Company, its Subsidiaries, the CSD Acquisition, the CSD Business and the CSD Acquisition Assets acquired in connection with the CSD Acquisition, in all material respects, (D) no representation, warranty or statement made by the Company or, to its best knowledge, the sellers or any other party thereto other than the Company, at the time they were made in any CSD Acquisition Document, or any agreement, certificate, statement or document required to be delivered pursuant to any CSD Acquisition Document contains any untrue statement of material fact or omits to state a material fact necessary in order to make the statements contained in such CSD Acquisition Documents not misleading in light of the circumstances in which they were made, and (E) in connection with the CSD Acquisition, the Company and certain of its Subsidiaries are acquiring the CSD Acquisition Assets and, on the date hereof, after giving effect to the transactions contemplated by this Agreement and the Financing Agreement, by the CSD Acquisition Documents, and the Sale Order (as defined herein), will have good title to such CSD Acquisition Assets free and clear of all Liens other than the Liens created by the Financing Agreement and the agreements and instruments entered into in connection therewith and other than Liens permitted by such documents.

                    (ii) The Company (or its representatives) has delivered to each Buyer a complete and correct copy of the CSD Acquisition Documents, including all schedules and exhibits thereto and the Sale Order as currently in effect, (B) each CSD Acquisition Document sets forth the entire agreement and understanding of the parties thereto relating to the subject matter thereof, and there are no other agreements, arrangements or understandings, written or oral, relating to the matters covered thereby, (C) none of the CSD Acquisition Documents nor the Sale Order has been amended or otherwise modified without the prior written consent of the Buyers, (D) the execution, delivery and performance of the CSD Acquisition Documents have been duly authorized by all necessary action on the part of each such person or entity, (E) the CSD Acquisition has been effected in accordance with the terms of the Sale Order, the Acquisition Documents and all applicable law (including, without limitation, the United States Bankruptcy Code (11 U.S.C. ss. 101, et seq.) (the "Bankruptcy Code"), as amended, and any successor statute), (F) at the time of consummation of the CSD Acquisition, there does not exist any judgment, order or injunction prohibiting or imposing any material adverse condition upon the consummation of the CSD Acquisition, (G) at the time of consummation thereof, all consents and approvals of, and filings and registrations with, and all other actions in respect of, all

Legal Requirements required in order to consummate the CSD Acquisition shall have been obtained, given, filed or taken and shall be in full force and effect,
(viii) all actions taken by the Company and its Subsidiaries pursuant to or in furtherance of the CSD Acquisition have been taken in compliance in all material respects with respective Acquisition Documents, the Bankruptcy Code and the Sale Order, (ix) the Company and its Subsidiaries did not incur or assume any liabilities or obligations pursuant to or in connection with the CSD Acquisition other than those liabilities and obligations set forth on Schedule 3(cc)(ii), and (x) each Acquisition Document is the legal, valid and binding obligation of the parties thereto, enforceable against such parties in accordance with its terms.

               dd. Investment Company Status. The Company is not, and upon consummation of the sale of the Securities and after giving effect to the CSD Acquisition, will not be, an "investment company," a company controlled by an "investment company" or an "affiliated person" of, or "promoter" or "principal underwriter" for, an "investment company" as such terms are defined in the Investment Company Act of 1940, as amended.

               ee. Foreign Corrupt Practices. Neither the Company nor any of its Subsidiaries, nor any director, officer, agent, employee or other person acting on behalf of the Company or any Subsidiary has, in the course of his actions for, or on behalf of, the Company or any Subsidiary used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977; or made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

               ff. Solvency. The Company individually and together with its Subsidiaries on a consolidated basis (both before and after giving effect to the CSD Acquisition, the transactions contemplated by this Agreement, the Financing Agreement and the Congress Loan Documents) is solvent (i.e., its assets have a fair market value in excess of the amount required to pay its probable liabilities on its existing debts as they become absolute and matured) and currently the Company has no information that would lead it to reasonably conclude that the Company would not have, nor does it intend to take any action that would impair, its ability to pay its debts from time to time incurred in connection therewith as such debts mature.

               gg.   Broker's or Finder's  Commissions.  Except  as set forth on
Schedule 3(gg), no broker's or finder's fee or commission will be payable by or on behalf of the Company or any of its Subsidiaries with respect to the issuance and sale of the Securities.

          4.   COVENANTS.

               a. Reasonable Best Efforts. Each party shall use its reasonable best efforts to timely satisfy each of the conditions to be satisfied by it as provided in Sections 6 and 7 of this Agreement.

               b. Use of Proceeds. The Company will use the proceeds from the sale of the Preferred Shares as described with particularity on Schedule 4(b).

               c.    Financial Information.

                    (i) So long as any of the Securities remain outstanding, the Company will provide the following information to each Buyer:

                    (A) as soon as practicable and in any event within 45 days after the end of each quarterly period (other than the last quarterly period) in each fiscal year, consolidated statements of operations, stockholders' equity and cash flows of the Company and its Subsidiaries for the period from the beginning of the current fiscal year to the end of such quarterly period, and a consolidated balance sheet of the Company and its Subsidiaries as at the end of such quarterly period, setting forth in each case in comparative form figures for the corresponding period in the preceding fiscal year, and certified by the Chief Financial Officer of the Company, subject to changes resulting from year-end adjustments;

                    (B) as soon as practicable and in any event within 90 days after the end of each fiscal year, consolidated statements of operations, stockholders' equity and cash flows of the Company and its Subsidiaries for such year, and the consolidated balance sheet of the Company and its Subsidiaries as at the end of such year, setting forth in each case in comparative form corresponding consolidated figures from the preceding annual audit and certified to the Company by independent public accountants of recognized national standing selected by the Company;

                    (C) promptly after their becoming available, copies of all registration statements and reports which the Company or any of its Subsidiaries shall have filed with the SEC or any national securities exchange or quotation system;

                    (D) promptly after the mailing thereof to the holders of Common Stock of the Company, copies of all financial statements, reports and proxy statements so mailed;

                    (E) promptly after their becoming available, copies of all reports and compliance certificates filed in connection with the Financing Agreements and the Congress Facility; and

                    (F) true, complete and correct copies of all documents, reports, financial data and other information that each Buyer may reasonably request.

                    (ii) The Company shall permit the authorized representatives designated by each Buyer to visit and inspect any of the properties of the Company or any of its Subsidiaries, including their books of account, and to discuss their affairs, finances and accounts with their officers, all at such times as each Buyer may reasonably request.

                    (iii) Each Buyer shall have the right to consult with and advise the management of the Company and its subsidiaries, upon reasonable notice at reasonable times from time to time, on all matters relating to the operation of the Company and its Subsidiaries.

                    d. Reservation of Shares. The Company shall take all action necessary to at all times have authorized, and reserved for the purpose of issuance of shares of Common Stock needed to provide for the issuance of the Conversion Shares issuable upon conversion of all outstanding Preferred Shares (without regard to any limitations on conversions) in accordance with the terms of the Certificate.

                e.  Listing.  The Company shall  promptly secure  the listing of all of the Registrable Securities (as defined in the Investors Rights Agreement) upon each national securities exchange and automated quotation system, if any, upon which shares of Common Stock are then listed (subject to official notice of issuance) and shall maintain, so long as any other shares of Common Stock shall be so listed, such listing of all Registrable Securities from time to time issuable under the terms of the Transaction Documents and the Certificate. So long as any Securities are outstanding, the Company shall maintain the Common Stock's authorization for quotation on the Nasdaq National Market or for listing on the New York Stock Exchange (as applicable, the "Principal Market"). So long as any Preferred Shares are outstanding and other than in connection with Organic Changes (as defined in the Certificate) that have been properly authorized by the holders of Preferred Shares in accordance with the Certificate, neither the Company nor any of its Subsidiaries shall take any action which would be reasonably expected to result in the delisting or suspension of the Common Stock from the Principal Market. The Company shall pay all fees and expenses in connection with satisfying its obligations under this
Section 4(f).

                f. Proxy Statement. The Company shall provide each stockholder entitled to vote at the next meeting of stockholders of the Company, which meeting shall occur on or before April 30, 2003 and the record date for such meeting shall be established by the Company's Board of Directors on or before March 15, 2003; a proxy statement, together with a form of proxies, which have been previously approved by the Buyers and a counsel of their choice, soliciting each such stockholder's affirmative vote at such stockholder meeting for approval for the issuance of a number of Conversion Shares greater in the aggregate than 19.99% of the number of shares of Common Stock outstanding immediately prior to the Closing Date pursuant to applicable law, the rules of the NASD and any other rules and regulations of the Principal Market (such affirmative approval being referred to herein as the "Stockholder Approval"), and the Company shall use its best efforts to solicit proxies to vote in favor of such issuance and to cause the Board of Directors of the Company to recommend to the stockholders that they approve such proposal.

                g. Compliance with Law. The Company shall, and shall cause its Subsidiaries, to comply in all material respects with all applicable Legal Requirements (including, without limitation, all Environmental Laws).

          5.  TRANSFER AGENT INSTRUCTIONS.

          The Company shall issue irrevocable instructions to its transfer agent, and any subsequent transfer agent, to issue certificates or credit shares to the applicable balance accounts at the Depository Trust Company ("DTC"), registered in the name of each Buyer or its respective nominee(s), for the Conversion Shares in such amounts as specified from time to time by each Buyer to the Company upon conversion of the Preferred Shares (the "Irrevocable Transfer Agent Instructions"), a form of which is attached as Exhibit D hereto.

Prior to registration of the Conversion Shares under the 1933 Act, all such certificates shall bear the restrictive legend specified in Section 2(g) of this Agreement. The Company warrants that no instruction other than the Irrevocable Transfer Agent Instructions referred to in this Section 5 and stop transfer instructions to give effect to Section 2(f) hereof (in the case of the Conversion Shares, prior to registration of the Conversion Shares under the 1933
Act) will be given by the Company to its transfer agent and that the Securities shall otherwise be freely transferable on the books and records of the Company as and to the extent provided in this Agreement, the Certificate and the Investors Rights Agreement. If a Buyer provides the Company with an opinion of counsel, in a form reasonably acceptable to the Company, to the effect that a public sale, assignment or transfer of Securities may be made without registration under the 1933 Act or the Buyer provides the Company with reasonable assurances that the Securities can be sold pursuant to Rule 144 without any restriction as to the number of securities acquired as of a particular date that can then be immediately sold, the Company shall permit the transfer, and, in the case of the Conversion Shares, promptly instruct its transfer agent to issue one or more certificates, or credit shares to one or more balance accounts at DTC, in such name and in such denominations as specified by such Buyer and without any restrictive legend. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Buyers by vitiating the intent and purpose of the transaction contemplated hereby. Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this Section 5 will be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this Section 5, that the Buyers shall be entitled, in addition to all other available remedies, to an order and/or injunction restraining any breach and requiring immediate issuance and transfer, without the necessity of showing economic loss and without any bond or other security being required.

          6.    CONDITIONS TO THE COMPANY'S OBLIGATION TO SELL.

          The obligation of the Company to issue and sell the Preferred Shares to each Buyer at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Company's sole benefit and may be waived by the Company at any time in its sole discretion by providing each Buyer with prior written notice thereof:

               a. Such Buyer shall have executed each of the Transaction Documents to which it is a party and delivered the same to the Company.

               b. Such Buyer shall have delivered to the Company the Purchase Price for the Preferred Shares being purchased by such Buyer at the Closing by wire transfer of immediately available funds pursuant to the wire instructions provided by the Company at least two (2) Business Days prior to the Closing.

               c. The representations and warranties of such Buyer shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date), and such Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by such Buyer at or prior to the Closing Date.

          7.  CONDITIONS TO EACH BUYER'S OBLIGATION TO PURCHASE.

          The obligation of each Buyer hereunder to purchase the Preferred Shares from the Company at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for each Buyer's sole benefit and may be waived by such Buyer at any time in its sole discretion by providing the Company with prior written notice thereof:

               a. (i) The Company shall have executed each of the Transaction Documents and copies of the agreements and documents evidencing or otherwise relating to the Financing Agreement (all certified as true, complete and correct by the Chief Executive Officer or Chief Financial Officer of the Company) and delivered the same to such Buyer, (ii) McKim shall have executed and delivered to the Buyers the Investors Rights Agreement and (iii) each party to the Voting Agreement shall have executed and delivered to the Buyers the Voting Agreement.

               b. The Certificate shall have been filed with and made effective by the Secretary of State of the Commonwealth of Massachusetts, and a copy thereof stamped as filed by the Secretary of State of the Commonwealth of Massachusetts shall have been delivered to such Buyer.

               c. The order of the United States Bankruptcy Court approving the CSD Acquisition (the "Sale Order") shall be in the form attached hereto as Exhibit E and (i) shall continue to be in full force and effect without modification, amendment or supplement, (ii) no appeal shall have been filed within the time period specified by Rule 8002(a) of the Federal Rules of Bankruptcy Procedure ("FRBP"), (iii) in the event a timely appeal has been filed, the effectiveness of the Sale Order shall not have been stayed in accordance with Rule 8005 of the FRBP and (iv) in the event such order was stayed pending appeal, such stay shall have been terminated by a subsequent court order.

               d. The Company shall have consummated the CSD Acquisition pursuant to the Acquisition Documents (without any further amendment or modification thereto that has not been approved in writing by the Buyers). All conditions precedent to the obligations of all parties to the Acquisition Documents to the consummation of the CSD Acquisition shall have been satisfied (or, with the prior written consent of the Buyers, waived) in the reasonable judgment of such Buyer.

               e. The Company and its Subsidiaries shall have obtained all required licenses, waivers, consents and approvals, governmental and otherwise in connection with the transactions contemplated by the Financing Agreement, this Agreement and the operation of the Company's business (including the CSD Acquisition), and such licenses, waivers and consents and approvals shall be in full force and effect.

               f. Such Buyer shall have determined, in its sole discretion, that no event or development shall have occurred since June 30, 2002 which could have a Material Adverse Effect and that no material disruption or adverse developments in the financial markets generally or affecting the securities of companies in the Company's industry which makes it inadvisable for such Buyer to proceed with the purchase of the Preferred Shares has occurred.

               g. There shall exist no claim, action, suit, investigation, litigation or proceeding, pending or threatened in any court or before any arbitrator or Governmental Authority which relates to the CSD Acquisition, the Sale Order, the Acquisition Documents, this Agreement or the Financing Agreement or which, in the opinion of such Buyer, has any reasonable likelihood of having a Material Adverse Effect.

               h. The Company and its Subsidiaries shall have received the proceeds of the advance under the $100,000,000 revolving credit facility ( the "Congress Loans") to be provided by Congress Financial Corporation ("Congress") and there shall be not less than $25 million in excess borrowings available under the Congress Loan Documents as of the Closing Date, after giving effect to the CSD Acquisition, the transactions contemplated hereby, under the Financing Agreement and the Congress Loan Documents, and such Buyer shall have received copies of the loan agreement, promissory note and other agreements, instrument, certificates and documents securing, evidencing or otherwise relating to the Congress Loans (the "Congress Loan Documents"), which shall be in form and substance satisfactory to such Buyer and which shall be true, correct and complete, as certified by the Chief Executive Officer or the Chief Financial Officer of the Company.

               i. The Common Stock (x) shall be designated for quotation or listed on the Principal Market and (y) shall not have been suspended by the SEC or the Principal Market from trading on the Principal Market nor shall suspension by the SEC or the Principal Market have been threatened either (A) in writing by the SEC or the Principal Market or (B) by falling below the minimum listing maintenance requirements of the Principal Market.

               j. The representations and warranties of the Company (both before and after giving effect to the CSD Acquisition) shall be true, complete and correct in all material respects (except for representations and warranties qualified by materiality or Material Adverse Effect or such similar qualification, which shall not be further qualified) as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date) and the Company shall have performed, satisfied and complied with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company at or prior to the Closing Date. Such Buyer shall have received a certificate, executed by the Chief Executive Officer or the Chief Financial Officer of the Company, dated as of the Closing Date, to the foregoing effect and as to such other matters as may be reasonably requested by such Buyer, including, without limitation, an update as of the Closing Date regarding the representation contained in Section 3(c) above.

               k. Such Buyer shall have received the opinion of Davis, Malm & D'Agostine, P.C., dated as of the Closing Date, in form, scope and substance satisfactory to such Buyer and in substantially the form attached hereto as Exhibit F.

               l. The Company shall have executed and delivered to such Buyer the Preferred Stock Certificates (in such denominations as such Buyer shall request) for the Preferred Shares being purchased by such Buyer at the Closing.

               m. The Board of Directors of the Company shall have adopted resolutions consistent with Section 3(b) above and in a form reasonably acceptable to such Buyer (the "Resolutions").

               n. As of the Closing Date, the Company shall have reserved out of its authorized and unissued Common Stock, solely for the purpose of effecting the conversion of the Preferred Shares, at least 2,380,953 shares of Common Stock.

               o. The Irrevocable Transfer Agent Instructions, in the form of Exhibit D attached hereto, shall have been delivered to such Buyer, duly executed by the Company and acknowledged in writing by the Company's transfer agent.

               p. The Company shall have delivered to such Buyer a certificate evidencing the incorporation and good standing of the Company and each Subsidiary in such entity's state of incorporation or organization issued by the Secretary of State of such state of incorporation or organization as of a date within five days of the Closing Date.

               q. The Company shall have delivered to such Buyer a certified copy of the Articles of Organization as certified (or, in the case of the Certificate, stamped as filed) by the Secretary of State of the Commonwealth of Massachusetts as of a date within five (5) days of the Closing Date.

               r. The Company shall have delivered to such Buyer a secretary's certificate, dated as of the Closing Date, certifying as to (A) the Resolutions,
(B) the Articles of Organization and (C) the By-laws, each as in effect at the Closing.

               s. The Company shall have made all filings under all applicable federal and state securities laws necessary to consummate the issuance of the Securities pursuant to this Agreement in compliance with such laws.

               t. The Company shall have delivered to such Buyer a letter from the Company's transfer agent certifying the number of shares of Common Stock outstanding as of a date within five days of the Closing Date.

               u. Such Buyer shall be satisfied, in its sole discretion, with the terms, amount and scope of all Policies in effect with respect to the Company and its Subsidiaries (both before and after giving effect to the CSD Acquisition).

               v. Such Buyer shall be satisfied, in its sole discretion, with all ERISA, environmental, tax and labor matters relating to the Company and its Subsidiaries (both before and after giving effect to the CSD Acquisition).

               w. Such Buyer shall be satisfied, in its sole discretion, with the terms, conditions and indemnities of each contract, agreement or instrument being assumed or guaranteed by the Company in connection with the CSD Acquisition.

                 x. After giving effect to the payment of the purchase price for the CSD Acquisition and all expenses of the Company and its Subsidiaries in connection therewith, the Financing Agreement and the Congress Loans, there shall be not less than $25,000,000 of unrestricted borrowing availability under the Congress Loan Documents, as certified to such Buyer in writing by the Chief Executive Officer or Chief Financial Officer of the Company.

               y. Such Buyer shall have received such other agreements, instruments, certificates and other documents as it may determine are customary for the transactions contemplated by the Transaction Documents, in each case in form and substance satisfactory to such Buyer.

          8.  INDEMNIFICATION.

          In consideration of each Buyer's execution and delivery of the Transaction Documents and acquiring the Securities thereunder and in addition to all of the Company's other obligations under the Transaction Documents and the Certificate, the Company shall defend, protect, indemnify and hold harmless each Buyer and each other holder of Preferred Shares and all of their stockholders, officers, directors, managers, members, employees and direct or indirect investors and any of the foregoing persons' agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the "Indemnitees") from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys' fees and disbursements (the "Indemnified Liabilities"), incurred by any Indemnitee as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by the Company in the Transaction Documents, the Certificate or any other certificate, instrument or document contemplated hereby or thereby, (b) any breach of any covenant, agreement or obligation of the Company contained in the Transaction Documents, the Certificate or any other certificate, instrument or document contemplated hereby or thereby, (c) any cause of action, suit or claim brought or made against such Indemnitee (other than a cause of action, suit or claim which is (x) brought or made by the Company and (y) is not a shareholder derivative suit) and arising out of or resulting from (i) the execution, delivery, performance or enforcement of the Transaction Documents, the Certificate or any other certificate, instrument or document contemplated hereby or thereby, (ii) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the Securities or
(iii) the status of such Buyer or holder of Securities as an investor in the Company. To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law. Except as otherwise set forth herein, the mechanics and procedures with respect to the rights and obligations under this
Section 8 shall be the same as those set forth in Section 5 of the Investors Rights Agreement, including, without limitation, those procedures with respect to the settlement of claims and the Company's rights to assume the defense of claims.

          9.  MISCELLANEOUS.

               a. Governing Law; Jurisdiction; Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York. Each party hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

               b. Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile signature.

               c. Headings. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

               d.  Severability.  If any  provision of  this Agreement  shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

               e. Entire Agreement; Amendments. This Agreement supersedes all other prior oral or written agreements between each Buyer, the Company, their affiliates and persons acting on their behalf with respect to the matters discussed herein, and this Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor any Buyer makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be amended or waived other than by an instrument in writing signed by the Company and the holders of at least a majority of the Preferred Shares then outstanding. No such amendment shall be effective to the extent that it applies to less than all of the holders of the Preferred Shares then outstanding. No consideration shall be offered or paid to any person to amend or consent to a waiver or modification of any provision of any of the Transaction Documents or the Certificate unless the same consideration also is offered to all of the parties to the Transaction Documents or holders of Preferred Shares, as the case may be.

               f. Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one (1) Business Day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

               If to the Company:

                    Clean Harbors, Inc.
                    1501 Washington Street
                    Braintree, MA  02185
                    Attention: Chief Financial Officer
                    Telephone:  781-849-1800, Ext. 4450
                    Facsimile:   781-848-1632

               With a copy to:

                    Davis, Malm & D'Agostine, P.C.
                    One Boston Place
                    Boston, Massachusetts  02108
                    Attention:  C. Michael Malm, Esq.
                    Telephone:  617-365-2500
                    Facsimile:   617-525-6215


               If to the Transfer Agent:

                    American Stock Transfer & Trust Company
                    6201 15th Avenue
                    Brooklyn, NY  11219
                    Attention: Fran Noftel or Donna Ansbro
                    Telephone:  718-921-8200
                    Facsimile:   718-921-8337

          If to a Buyer, to it at the address and facsimile number set forth on the Schedule of Buyers, with copies to such Buyer's representatives as set forth on the Schedule of Buyers, or at such other address and/or facsimile number and/or to the attention of such other person as the recipient party has specified by written notice given to each other party five days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender's facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by a nationally recognized overnight delivery service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively.

               g. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, including any purchasers of the Preferred Shares. The Company shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of the holders of at least a majority of the Preferred Shares then outstanding, including by merger or consolidation. A Buyer may assign some or all of its rights hereunder without the consent of the Company; provided, however, that the transferee has agreed in writing to be bound by the applicable provisions of this Agreement.

               h. No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

               i. Survival. The representations and warranties of the Company and the Buyers contained in Sections 2 and 3, the agreements and covenants set forth in Sections 4, 5 and 9, and the indemnification provisions set forth in
Section 8, shall survive the Closing. Each Buyer shall be responsible only for its own representations, warranties, agreements and covenants hereunder.

               j. Publicity. The Company and each Buyer shall have the right to approve before issuance any press releases or any other public statements with respect to the transactions contemplated hereby; provided, however, that the Company shall be entitled, without the prior approval of any Buyer, to make any press release or other public disclosure with respect to such transactions as is required by applicable law and regulations (although each Buyer shall be consulted by the Company in connection with any such press release or other public disclosure prior to its release and shall be provided with a copy thereof and in no event may the Company disclose publicly the identity of any Buyer or their nominees or affiliates without the prior consent of such Buyer).

               k. Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

               l. Placement Agent. Except as disclosed in writing to the Buyers, the Company acknowledges that it has not engaged any Person as placement agent or broker in connection with the sale of the Preferred Shares. The Company shall be responsible for the payment of any placement agent's fees, financial advisory fees, or brokers' commissions (other than for persons engaged by or on behalf of any Buyer) relating to or arising out of the transactions contemplated hereby. The Company shall pay, and hold each Buyer harmless against, any liability, loss or expense (including, without limitation, attorney's fees and out-of-pocket expenses) arising in connection with any such claim.

               m. No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

               n. Remedies. Each Buyer and each holder of the Securities shall have all rights and remedies set forth in the Transaction Documents and the Certificate and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which such holders have under any law. Any person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law.

               o. Payment Set Aside. To the extent that the Company makes a payment or payments to any Buyer hereunder or pursuant to the Investors Rights Agreement, the Certificate or the Buyers enforce or exercise their rights hereunder or thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

                            [signature page follows]

          IN WITNESS WHEREOF, the Buyers and the Company have caused this Securities Purchase Agreement to be duly executed as of the date first written above.


COMPANY:

CLEAN HARBORS, INC.


 By:  ______________________________
      Name:
      Title:

                                              BUYERS:

                                              CERBERUS CH LLC


                                              By: Cerberus Partners, L.P.
                                                  its Managing Member

                                              By: Cerberus Associates, L.L.C.
                                                  its General Partner

                                              By:_______________________________
                                                  Name:
                                                  Title:

                                         OAK HILL SECURITIES FUND, L.P.


                                         By: Oak Hill Securities GenPar, L.P.
                                             its General Partner

                                         By: Oak Hill Securities MGP, Inc.
                                             its General Partner

                                         By:______________________________
                                             Name:
                                             Title:


                                         OAK HILL SECURITIES FUND II, L.P.


                                         By: Oak Hill Securities GenPar II, L.P.
                                             its General Partner

                                         By: Oak Hill Securities MGP II, Inc.
                                             its General Partner

                                         By:______________________________
                                             Name:
                                             Title:


                                         LERNER ENTERPRISES, L.P.


                                         By: Oak Hill Asset Management, Inc.
                                             As advisor and attorney-in-fact to
                                             Lerner Enterprises

                                         By:______________________________
                                             Name:
                                             Title:

                                        P&PK FAMILY LTD. PARTNERSHIP


                                        By: Oak Hill Asset Management, Inc.
                                            As advisor and attorney-in-fact to
                                            P&PK Family Ltd. Partnership

                                        By:_______________________________
                                            Name:
                                            Title:


                                        CARDINAL INVESTMENT PARTNERS I, L.P.


                                        By: Oak Hill Advisors, L.P.
                                            As advisor and attorney-in-fact to
                                            Cardinal Investment Partners I, L.P.

                                        By: Oak Hill Advisors MGP, Inc.
                                            its General Partner

                                        By:_______________________________
                                            Name:
                                            Title:

                                   SCHEDULE A


                                               Number of         Amount of
      Investor Address                        Preferred         Commitment of            Investor's Representatives' Address
    and Facsimile Number                        Shares         Preferred Shares             and Facsimile Number

-----------------------------                -------------     ----------------          ------------------------------------
Cerberus CH LLC                                 16,750              $16,750,000     Schulte Roth & Zabel LLP
450 Park Avenue, 28th Floor                                                         919 Third Avenue
New York, NY 10022                                                                  New York, NY  10022
Telephone:  (212) 891-2100                                                          Attn:  Stuart Freedman, Esq.
Facsimile:  (212) 891-1540                                                          Telephone:  (212) 756-2000
Attention:  Kevin Genda and Daniel Wolf                                             Facsimile:  (212) 593-5955

Oak Hill Securities Fund, L.P.                                                      Paul, Weiss, Rifkind, Wharton &
65 East 55th Street                                                                 Garrison
New York, New York 10022                         3,465              $3,465,000      1285 Avenue of the Americas
Telephone: (212) 326-1552                                                           New York, NY 10019
Facsimile:  (212) 838-8411                                                          Telephone: (212) 373-3000
Attention:  William H. Bohnsack, Jr.                                                Facsimile:  (212) 757-3990
                                                                                    Attention:  Eric Goodison

Oak Hill Securities Fund II, L.P.                                                   Paul, Weiss, Rifkind, Wharton &
65 East 55th Street                                                                 Garrison
New York, New York 10022                         3,465              $3,465,000      1285 Avenue of the Americas
Telephone: (212) 326-1552                                                           New York, NY 10019
Facsimile:  (212) 838-8411                                                          Telephone: (212) 373-3000
Attention:  William H. Bohnsack, Jr.                                                Facsimile:  (212) 757-3990
                                                                                    Attention:  Eric Goodison

Lerner Enterprises, L.P.                                                            Paul, Weiss, Rifkind, Wharton &
65 East 65th Street                                                                 Garrison
New York, New York 10022                          730                $730,000       1285 Avenue of the Americas
Telephone: (212) 326-1552                                                           New York, NY 10019
Facsimile:  (212) 838-8411                                                          Telephone: (212) 373-3000
Attention:  William H. Bohnsack, Jr.                                                Facsimile:  (212) 757-3990
                                                                                    Attention:  Eric Goodison

P&PK Family Ltd. Partnership                                                        Paul, Weiss, Rifkind, Wharton &
65 East 55th Street                                                                 Garrison
New York, New York 10021                          165                $165,000       1285 Avenue of the Americas
Telephone: (212) 326-1552                                                           New York, NY 10019
Facsimile:  (212) 838-8411                                                          Telephone: (212) 373-3000
Attention:  William H. Bohnsack, Jr.                                                Facsimile:  (212) 757-3990
                                                                                    Attention:  Eric Goodison

Cardinal Investment Partners I, L.P.                                                Paul, Weiss, Rifkind, Wharton & Garrison
65 East 55th Street                               425                $425,000       1285 Avenue of the Americas
New York, New York 10021                                                            New York, NY 10019
Telephone: (212) 326-1552                                                           Telephone: (212) 373-3000
Facsimile:  (212) 838-8411                                                          Facsimile:  (212) 757-3990
Attention:  William H. Bohnsack, Jr.                                                Attention:  Eric Goodison


                                                                  Execution Copy

================================================================================











                               CLEAN HARBORS, INC.






                           INVESTORS RIGHTS AGREEMENT








                          Dated as of September 6, 2002








================================================================================

                        TABLE OF CONTENTS                                   Page
                        -----------------                                   ----

1.  Definitions................................................................1

2.  REGISTRATION UNDER THE SECURITIES ACT......................................6

    2.1.     Demand Registration...............................................6
    2.2.     Incidental Registration...........................................9
    2.3.     S-3 Registration; Shelf Registration.............................11
    2.4.     Underwritten Offerings...........................................12
    2.5.     Expenses.........................................................12
    2.6.     Conversions; Exercises...........................................12
    2.7.     Registration Eligibility.........................................13

3.  HOLDBACK ARRANGEMENTS.....................................................13

    3.1.     Restrictions on Sale by Holders of Registrable Securities........13
    3.2.     Restrictions on Sale by the Company and Others...................14

4.  REGISTRATION PROCEDURES...................................................14

    4.1.     Obligations of the Company.......................................14
    4.2.     Seller Information...............................................18
    4.3.     Notice to Discontinue............................................19

5.  INDEMNIFICATION; CONTRIBUTION.............................................19

    5.1.     Indemnification by the Company...................................19
    5.2.     Indemnification by Holders.......................................20
    5.3.     Conduct of Indemnification Proceedings...........................20
    5.4.     Contribution.....................................................21
    5.5.     Indemnification Payments.........................................21
    5.6.     Other Indemnification............................................21

6.  General Provisions Regarding Registrations................................22

    6.1.     Adjustments Affecting Registrable Securities.....................22
    6.2.     Registration Rights to Others....................................22
    6.3.     Availability of Information; Rule 144; Rule 144A;
                Other Exemptions..............................................22

7.  PROVISIONS APPLICABLE TO SECURITYHOLDERS..................................22

    7.1.     General Restriction..............................................22
    7.2.     Right of Co-Sale.................................................22
    7.3.     Permitted Transfers..............................................23

8.  General.................................................................. 24

    8.1.     Amendments and Waivers...........................................24
    8.2.     Notices..........................................................24
    8.3.     Successors and Assigns...........................................25
    8.4.     Counterparts.....................................................26
    8.5.     Descriptive Headings, Etc........................................26
    8.6.     Severability.....................................................26
    8.7.     CHOICE OF LAW AND VENUE; JURY TRIAL WAIVER.......................26
    8.8.     Remedies; Specific Performance...................................27
    8.9.     Entire Agreement.................................................27
    8.10.    Further Assurances...............................................27
    8.11.    Construction.....................................................27
    8.12.    No Inconsistent Agreement........................................27
    8.13.    Costs and Attorneys' Fees........................................27

                           INVESTORS RIGHTS AGREEMENT

          This INVESTORS RIGHTS AGREEMENT (this "Agreement") is made and entered into as of September 6, 2002, by and among Clean Harbors, Inc., a Massachusetts corporation (the "Company") the investors identified as Initial Holders on the signature pages hereto (the "Initial Holders"), Alan S. McKim and the Trustees of Alan S. McKim's Children's Trust (the "Trust," and together with Alan S. McKim, "McKim").

                              W I T N E S S E T H :
                              - - - - - - - - - -

          WHEREAS, simultaneously herewith, the Company and certain of its subsidiaries, as borrowers, certain of the Company's subsidiaries, as guarantors, the financial institutions from time to time parties thereto, as lenders, (the "Initial Lenders") and Ableco Finance, LLC, as agent for the Initial Lenders, have entered into a Financing Agreement, dated as of the date hereof (the "Financing Agreement"), pursuant to which the Initial Lenders have agreed to make senior and senior subordinated loans and other extensions of credit to the Company.

          WHEREAS, simultaneously herewith, the Company and the Initial Holders, each of whom is an Affiliate of one of the Initial Lenders, have entered into a Preferred Stock Purchase Agreement (the "Purchase Agreement"), pursuant to which the Company has issued and sold to the Initial Holders and the Initial Holders have purchased, 25,000 shares of Series C Convertible Redeemable Preferred Stock, par value $0.01 per share, of the Company (the "Series C Preferred Stock").

          WHEREAS, in order to induce the Initial Lenders to enter into the Financing Agreement and the Initial Holders to enter into the Securities Purchase Agreement, (i) the Company is granting the Initial Holders registration rights and certain other rights and (ii) McKim, who will benefit as a significant shareholder of the Company by the Initial Lenders making loans to the Company under the Financing Agreement and the Company's issuance and sale of the Series C Preferred Stock to the Initial Holders under the Purchase Agreement, is granting the Initial Holders the right to tag-along to certain sales of Company securities by McKim, all subject to the terms and conditions of this Agreement.

          NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements contained herein and for other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

          1. Definitions. As used in this Agreement, the following terms shall have the following meanings:

          "Affiliate" shall mean (i) with respect to any Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person, and (ii) with respect to any individual, shall also mean the spouse, sibling, child, step-child, grandchild, niece, nephew or parent of such Person, or the spouse thereof.

          "Agents" shall have the meaning set forth in Section 5.1.

          "Agreement" shall have the meaning set forth in the preamble.

          "Common Stock" shall mean shares of common stock, par value $.01 per share, of the Company.

          "Company" shall have the meaning set forth in the preamble.

          "Conversion Shares" shall mean the shares of Common Stock or other securities issued or issuable upon conversion of the Series C Preferred Stock.

          "Convey" has the meaning set forth in Section 7.1.

          "Demand Registration" shall mean a registration required to be effected by the Company pursuant to Section 2.1.

          "Demand Registration Statement" shall mean a registration statement of the Company which covers the Registrable Securities requested to be included therein pursuant to the provisions of Section 2.1 and all amendments and supplements to such registration statement, including post-effective amendments, in each case including the Prospectus contained therein, all exhibits thereto and all material incorporated by reference (or deemed to be incorporated by reference) therein.

          "Encumbrance" shall mean any lien, claim, charge, security interest, mortgage, pledge, easement, conditional sale or other title retention agreement, defect in title, covenant or other restriction of any kind.

          "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations thereunder, or any successor statute.

          "Financing Agreement" shall have the meaning set forth in the first recital.

          "Governmental Entity" shall mean any domestic (federal and state), foreign or supranational court, commission, governmental body, regulatory agency, authority or tribunal.

          "Holders" shall mean the Initial Holders for so long as they are the registered owner of any Registrable Securities and such of their heirs, successors and permitted assigns (including any permitted transferees of Registrable Securities) who acquire or are otherwise the transferee of Registrable Securities, directly or indirectly, from any Initial Holder (or any subsequent Holder), for so long as such heirs, successors and permitted assigns are the registered owner of any Registrable Securities. For purposes of this Agreement, a Person will be deemed to be a Holder whenever such Person holds an option to purchase, or a security convertible into or exercisable or exchangeable for, Registrable Securities, whether or not such purchase, conversion, exercise or exchange has actually been effected and disregarding any legal restrictions upon the exercise of such rights. Registrable Securities issuable upon exercise of an option or upon conversion, exchange or exercise of another security shall be deemed outstanding for the purposes of this Agreement.

          "Holder's Counsel" shall mean one firm of counsel (per registration) to the Holders of Registrable Securities participating in such registration, which counsel shall be selected (i) in the case of a Demand Registration, by the Initiating Holders holding a majority of the Registrable Securities for which registration was requested in the Request, and (ii) in all other cases, by the Majority Holders of the Registration.

          "Incidental Registration" shall mean a registration required to be effected by the Company pursuant to Section 2.2.

          "Incidental Registration Statement" shall mean a registration statement of the Company, which covers the Registrable Securities requested to be included therein pursuant to the provisions of Section 2.2 and all amendments and supplements to such registration statement, including post-effective amendments, in each case including the Prospectus contained therein, all exhibits thereto and all material incorporated by reference (or deemed to be incorporated by reference) therein.

          "Initial Holders" shall have the meaning set forth in the preamble.

          "Initial Lenders" shall have the meaning set forth in the first recital.

          "Initiating   Holders"  shall  mean,  with  respect  to  a  particular
registration, the Holders who initiated the Request for such registration.

          "Inspector"  or  "Inspectors"  has the  meaning  set forth in  Section
4.1(g).

          "Majority Holders" shall mean one or more Holders of Registrable Securities who would hold a majority of the Registrable Securities then outstanding.

          "Majority Holders of the Registration" shall mean, with respect to a particular registration, one or more Holders of Registrable Securities who would hold a majority of the Registrable Securities to be included in such registration.

          "McKim" has the meaning set forth in the preamble.

          "NASD" shall mean the National Association of Securities Dealers, Inc.

          "Nasdaq National Market" shall have the meaning set forth in Section 4.1(k).

          "No-Action Letter" shall have the meaning set forth in Section 2.7

          "Permitted  Family  Transferee"  has the  meaning set forth in Section
7.3.

          "Person" shall mean any individual, firm, partnership, corporation, trust, joint venture, association, joint stock company, limited liability company, unincorporated organization or any other entity or organization, including a government or agency or political subdivision thereof, and shall include any successor (by merger or otherwise) of such entity.

          "Pro Rata Share" has the meaning set forth in Section 7.2(a).

          "Prospectus"  shall mean the  prospectus  included  in a  Registration
Statement (including, without limitation, any preliminary prospectus and any prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act) and any such Prospectus as amended or supplemented by any prospectus supplement, and all other amendments and supplements to such Prospectus, including post-effective amendments, and in each case including all material incorporated by reference (or deemed to be incorporated by reference) therein.

          "Purchase Agreement" has the meaning set forth in the second recital.

          "Purchaser" has the meaning set forth in Section 7.2(a).

          "Purchase Offer" has the meaning set forth in Section 7.2(a).

          "Records" shall have the meaning set forth in Section 4.1(g).

          "Registrable  Securities"  shall mean (i) any Conversion  Shares,  and
(ii) any other securities of the Company (or any successor or assign of the Company, whether by merger, consolidation, sale of assets or otherwise) which may be issued with respect to, in exchange for, or in substitution of, Conversion Shares by reason of any dividend or stock split, combination of shares, merger, consolidation, recapitalization, reclassification, reorganization, sale of assets or similar transaction. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when (A) a registration statement with respect to the sale of such securities shall have been declared effective under the Securities Act and such securities shall have been disposed of in accordance with such registration statement, (B) such securities are sold pursuant to Rule 144 (or any similar provisions then in force) under the Securities Act, (C) such securities have been otherwise transferred and a new certificate or other evidence of ownership for them not bearing the legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of them shall not require registration under the Securities Act, or (D) such securities shall have ceased to be outstanding.

          "Registration Expenses" shall mean any and all reasonable out of pocket expenses incident to performance of or compliance with this Agreement by the Company and its subsidiaries, including, without limitation (i) all SEC, stock exchange, NASD and other registration, listing and filing fees, (ii) all fees and expenses incurred in connection with compliance with state securities or blue sky laws and compliance with the rules of any stock exchange (including fees and disbursements of counsel in connection with such compliance and the preparation of a blue sky memorandum and legal investment survey), (iii) all printers' fees and costs incurred in printing, distributing, mailing and delivering any Registration Statement, any Prospectus and any other document relating to the performance of or compliance with this Agreement, (iv) the fees and disbursements of counsel for the Company, (v) the fees and disbursements of Holders' Counsel, (vi) the fees and disbursements of all independent public accountants (including the expenses of any audit and/or "cold comfort" letters) and the fees and expenses of other Persons, including experts, retained by the Company, (vii) the expenses incurred in connection with making road show presentations and holding meetings with potential investors to facilitate the distribution and sale of Registrable Securities, (viii) any fees and disbursements of underwriters customarily paid by issuers or sellers of securities, (ix) premiums and other costs of policies of insurance against liabilities arising out of the public offering of the Registrable Securities being registered, and (x) all internal expenses of the Company (including all salaries and expenses of officers and employees performing legal or accounting duties); provided, however, Registration Expenses shall not include discounts and commissions payable to underwriters, selling brokers, dealer managers or other similar Persons engaged in the distribution of any of the Registrable Securities; provided, further, that in any case where Registration Expenses are not to be borne by the Company, such expenses shall not include salaries of Company personnel or general overhead expenses of the Company, auditing fees, premiums or other expenses relating to liability insurance required by underwriters of the Company or other expenses for the preparation of financial statements or other data normally prepared by the Company in the ordinary course of its business or which the Company would have incurred in any event; and provided, further, that in the event the Company shall not register any securities with respect to which it had given written notice of its intention to register to Holders, notwithstanding anything to the contrary in the foregoing, all of the costs incurred by the Holders in connection with such registration shall be deemed to be Registration Expenses.

          "Registration Statement" shall mean any registration statement of the Company which covers any Registrable Securities and all amendments and supplements to any such Registration Statement, including post-effective amendments, in each case including the Prospectus contained therein, all exhibits thereto and all material incorporated by reference (or deemed to be incorporated by reference) therein.

          "Request" shall have the meaning set forth in Section 2.1(a).

          "SEC" shall mean the Securities and Exchange Commission, or any successor agency having jurisdiction to enforce the Securities Act.

          "Securities Act" shall mean the Securities Act of 1933, as amended from time to time, and the rules and regulations thereunder, or any successor statute.

          "Series C Preferred Stock" shall have the meaning set forth in the second recital.

          "Shelf  Registration"  shall  have the  meaning  set forth in  Section
2.1(a).

          "Stockholders" shall mean, collectively, the holders of Common Stock.

          "Subordinated  Note  Holders"  shall  have the  meaning  set  forth in
Section 2.1(b).

          "Subordinated Note Holder Registration Rights Agreement" shall have the meaning set forth in Section 2.1(b).

          "Subordinated Note Holder Warrant Shares" shall have the meaning set forth in Section 2.1(b).

          "Underwriters" shall mean the underwriters, if any, of the offering being registered under the Securities Act.

          "Underwritten Offering" shall mean a sale of securities of the Company to an Underwriter or Underwriters for reoffering to the public.

          "Withdrawn  Demand  Registration"  shall have the meaning set forth in
Section 2.1(a).

          "Withdrawn  Request"  shall  have the  meaning  set  forth in  Section
2.1(a).

          2.   REGISTRATION UNDER THE SECURITIES ACT.

               2.1.  Demand Registration.

                    (a) Right to Demand Registration. Subject to Section 2.1(c) and Section 2.7 hereof, at any time or from time to time, any Initial Holder (or an assignee to whom such Initial Holder has expressly delegated or assigned all or any portion of its rights under this sentence) shall have the right to request in writing that the Company register all or part of such
Holders' Registrable Securities (a "Request") (which Request shall specify the amount of Registrable Securities intended to be disposed of by such Holders and the intended method of disposition thereof) by filing with the SEC a Demand Registration Statement. As promptly as practicable, but no later than 15 days after receipt of a Request, the Company shall give written notice of such requested registration to all other Holders of Registrable Securities. Subject to Section 2.1(b), the Company shall include in a Demand Registration (A) the Registrable Securities intended to be disposed of by the Initiating Holders and
(B) the Registrable Securities intended to be disposed of by any other Holder which shall have made a written request (which request shall specify the amount of Registrable Securities to be registered and the intended method of disposition thereof) to the Company for inclusion thereof in such registration within 20 days after the receipt of such written notice from the Company. The Company shall, as expeditiously as reasonably practicable following a Request, use its best efforts to cause to be filed with the SEC a Demand Registration Statement providing for the registration under the Securities Act of the Registrable Securities which the Company has been so requested to register by all such Holders, to the extent necessary to permit the disposition of such Registrable Securities to be registered in accordance with the intended methods of disposition thereof specified in such Request or further requests (including, without limitation, by means of a shelf registration pursuant to Rule 415 under the Securities Act (a "Shelf Registration") if so requested and if the Company is then eligible to use such a registration). The Company shall use its best efforts to have such Demand Registration Statement declared effective by the SEC as soon as practicable thereafter and to keep such Demand Registration Statement continuously effective for the period specified in Section 4.1(b).

                         (i) A Request may be withdrawn prior to the filing of the Demand Registration Statement by the Majority Holders of the Registration (a "Withdrawn Request") and a Demand Registration Statement may be withdrawn prior to the effectiveness thereof by the Majority Holders of the Registration (a "Withdrawn Demand Registration"), and such withdrawals shall be treated as a Demand Registration which shall have been effected pursuant to this Section 2.1, unless the Holders of Registrable Securities to be included in such Registration Statement reimburse the Company for its reasonable out-of-pocket Registration Expenses relating to the preparation and filing of such Demand Registration Statement (to the extent actually incurred), in which case such withdrawal shall not be treated as a Demand Registration effected pursuant to this Section 2.1 (and shall not be counted toward the number of Demand Registrations); provided, however, that if a Withdrawn Request or Withdrawn Registration Statement is made (A) because of a material adverse change in the business, financial condition or prospects of the Company, or (B) because the sole or lead managing Underwriter advises that the amount of Registrable Securities to be sold in such offering be reduced pursuant to Section 2.1(b) by more than 15% of the Registrable Securities to be included in such Registration Statement, then such withdrawal shall not be treated as a Demand Registration effected pursuant to this Section 2.1 (and shall not be counted toward the number of Demand Registrations) and the Company shall pay all Registration Expenses in connection therewith. Any Holder requesting inclusion in a Demand Registration may, at any time prior to the effective date of the Demand Registration Statement (and for any reason) revoke such request by delivering written notice to the Company revoking such requested inclusion.

                         (ii) The registration rights granted pursuant to the provisions of this Section 2.1 shall be in addition to the registration rights granted pursuant to the other provisions of
          Section 2 hereof.

                    (b) Priority in Demand Registrations. If a Demand Registration involves an Underwritten Offering, and the sole or lead managing Underwriter, as the case may be, of such Underwritten Offering shall advise the Company in writing (with a copy to each Holder requesting registration) on or before the date five days prior to the date then scheduled for such offering that, in its opinion, the amount of Registrable Securities requested to be included in such Demand Registration exceeds the number which can be sold in such offering within a price range acceptable to the Majority Holders of the Registration (such writing to state the basis of such opinion and the approximate number of Registrable Securities which may be included in such offering), and the Request is not thereafter withdrawn, the Company shall include in such Demand Registration, to the extent of the number which the Company is so advised may be included in such offering, (i) the Registrable Securities requested to be included in the Demand Registration by the Holders and (ii) the Common Stock issuable upon exercise of warrants (the "Subordinated Note Holder Warrant Shares") issued to the holders of the Company's Senior Subordinated Notes due 2008 (the "Subordinated Note Holders") to the extent requested to be registered by the Subordinated Note Holders exercising "piggyback" registration rights pursuant to the terms of that certain
Registration Rights Agreement, dated as of April 30, 2001, among the Subordinated Note Holders and the Company as in effect on the date hereof (the "Subordinated Note Holder Registration Rights Agreement"), in each case allocated pro rata in proportion to the number of Registrable Securities and Subordinated Note Holder Warrant Shares to be registered by the Subordinated Note Holders requested to be included in such Demand Registration by each of them. In the event the Company shall not, by virtue of this Section 2.1(b), include in any Demand Registration all of the Registrable Securities of any Holder requested to be included in such Demand Registration, such Holder may, upon written notice to the Company given within five days of the date such Holder first is notified of such matter, further reduce the amount of Registrable Securities it desires to have included in such Demand Registration, whereupon only the Registrable Securities, if any, that it desires to have included will be so included and the Holders not so reducing shall be entitled to a corresponding pro rata increase in the amount of Registrable Securities to be included in such Demand Registration.

                    (c) Limitations on Registrations. The rights of Holders of Registrable Securities to request Demand Registrations pursuant to Section 2.1(a) are subject to the following limitations: in no event shall the Company be required to effect a Demand Registration unless the aggregate offering price, net of underwriting discounts and commissions, is at least $5,000,000; provided, however, that the Company shall be required to effect a Demand Registration regardless of the aggregate offering price in the event that the Majority Holders are disposing of all of the Registrable Securities held by them; and
(iii) in no event shall the Company be required to effect more than (A) two Demand Registrations for the benefit of Cerberus CH LLC, an Initial Holder, and its successors and assigns and (B) one Demand Registration for the benefit of all of the Initial Holders that are Affiliates of Oak Hill Advisors, Inc. ("Oak Hill") or accounts or funds that Oak Hill or its Affiliates control or advise, and their successor and assigns; provided, however, that such number shall be increased to the extent the Company (x) does not include in what would otherwise be the final registration for which the Company is required to pay Registration Expenses the number of Registrable Securities requested to be registered by the Holders by reason of Section 2.1(b) or (y) terminates a Shelf Registration pursuant to Section 2.3 prior to the time that all Registrable Securities covered by such Shelf Registration have been sold; and provided, further, that the Registration Expenses in connection with each additional Demand Registration shall be allocated pro rata among all Persons on whose behalf securities of the Company are included in such registration, on the basis of the respective amounts of the securities then being registered on their behalf.

                    (d) Underwriting; Selection of Underwriters. Notwithstanding anything to the contrary contained in Section 2.1(a), if the Initiating Holders holding a majority of the Registrable Securities for which registration was requested in the Request so elect, the offering of such Registrable Securities pursuant to such Demand Registration shall be in the form of a firm commitment Underwritten Offering and such Initiating Holders may require that all Persons (including other Holders) participating in such registration sell their Registrable Securities to the Underwriters at the same price and on the same terms of underwriting applicable to the Initiating Holders. If any Demand Registration involves an Underwritten Offering, the sole or managing Underwriters and any additional investment bankers and managers to be used in connection with such registration shall be selected by the Company subject to the approval of the Majority Holders of the Registration.

                    (e)  Effective Registration Statement; Suspension.  A Demand
Registration Statement shall not be deemed to have become effective (and the related registration will not be deemed to have been effected) (i) unless it has been declared effective by the SEC and remains effective in compliance with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such Demand Registration Statement for the time period specified in Section 4.1(b), (ii) if the offering of any Registrable Securities pursuant to such Demand Registration Statement is interfered with by any stop order, injunction or other order or requirement of the SEC or any other governmental agency or court, or (iii) if, in the case of an Underwritten Offering, the conditions to closing specified in an underwriting agreement to which the Company is a party are not satisfied (other than by the sole reason of any breach or failure by the Holders of Registrable Securities) and are not otherwise waived.

                    (f)  Registration Statement Form.  Registrations under this
Section 2.1 shall be on Form S-3 (or a successor form thereto adopted by the SEC) or, if such Form is not then available, on such other appropriate registration form of the SEC as shall be selected by the Initiating Holders holding a majority of the Registrable Securities for which the registration was requested in the Request and which shall be available for the sale of Registrable Securities in accordance with the intended method or methods of disposition specified in the requests for registration. The Company agrees to include in any such Registration Statement all information which any selling Holder, upon advice of counsel, shall reasonably request.

                    (g) Other Registrations. During the period (i) beginning on the date of a Request and (ii) ending on the date that is 90 days after the date that a Demand Registration Statement filed pursuant to such Request has been declared effective by the SEC or, if the Holders shall withdraw such Request or such Demand Registration Statement, on the date of such Withdrawn Request or such Withdrawn Registration Statement, the Company shall not, without the consent of the Majority Holders of the Registration, file a registration statement pertaining to any other securities of the Company except to the extent (if any) that such filing may then be required and not subject to deferral under the Subordinated Note Holder Registration Rights Agreement.

               2.2.   Incidental Registration.

                    (a) Right to Include Registrable Securities. (i) If the Company at any time or from time to time proposes to register any of its securities under the Securities Act (other than in a registration on Form S-4 or S-8 or any successor form to such forms and other than pursuant to Section 2.1 or 2.3) whether or not pursuant to registration rights granted to other holders of its securities and whether or not for sale for its own account, the Company shall deliver prompt written notice (which notice shall be given at least 45 days prior to such proposed registration) to all Holders of Registrable Securities of its intention to undertake such registration, describing in reasonable  detail the proposed  registration  and  distribution  (including the anticipated range of the proposed offering price, the class and number of securities proposed to be registered and the distribution arrangements) and of such Holders' right to participate in such registration under this Section 2.2 as hereinafter provided. Subject to the other provisions of this Section 2.2(a) and Section 2.2(b), upon the written request of any Holder made within 30 days after the receipt of such written notice (which request shall specify the amount of Registrable Securities to be registered and the intended method of disposition thereof), the Company shall effect the registration under the Securities Act of all Registrable Securities requested by Holders to be so registered (an "Incidental Registration"), to the extent required to permit the disposition (in accordance with the intended methods thereof as aforesaid) of the Registrable Securities so to be registered, by inclusion of such Registrable Securities in the Registration Statement which covers the securities which the Company proposes to register and shall cause such Registration Statement to become and remain effective with respect to such Registrable Securities in accordance with the registration procedures set forth in Section 4. If an Incidental Registration involves an Underwritten Offering, immediately upon notification to the Company from the Underwriter of the price at which such securities are to be sold, the Company shall so advise each participating Holder. The Holders requesting inclusion in an Incidental Registration may, at any time prior to the effective date of the Incidental Registration Statement (and for any reason), revoke such request by delivering written notice to the Company revoking such requested inclusion.

                         (ii) If at any time after giving written notice of its intention to register any securities and prior to the effective date of the Incidental Registration Statement filed in connection with such registration, the Company shall determine for any reason not to register or to delay registration of such securities, the Company may, at its election, give written notice of such determination to each Holder of Registrable Securities and, thereupon, (A) in the case of a determination not to register, the Company shall be relieved of its obligation to register any Registrable Securities in connection with such registration (but not from its obligation to pay the Registration Expenses incurred in connection therewith), without prejudice, however, to the rights of Holders to cause such registration to be effected as a registration under Section 2.1 and (B) in the case of a determination to delay such registration, the Company shall be permitted to delay the registration of such Registrable Securities for the same period as the delay in registering such other securities; provided, however, that if such delay shall extend beyond 120 days from the date the Company received a request to include Registrable Securities in such Incidental Registration, then the Company shall again give all Holders the opportunity to participate therein and shall follow the notification procedures set forth in the preceding paragraph. There is no limitation on the number of such Incidental Registrations pursuant to this Section 2.2 which the Company is obligated to effect.

                         (iii) The registration rights granted pursuant to the provisions of this Section 2.2 shall be in addition to the registration rights granted pursuant to the other provisions of
          Section 2 hereof.

                    (b) Priority in Incidental Registration. If an Incidental Registration involves an Underwritten Offering (on a firm commitment basis), and the sole or the lead managing Underwriter, as the case may be, of such Underwritten Offering shall advise the Company in writing (with a copy to each Holder requesting registration) on or before the date five days prior to the date then scheduled for such offering that, in its opinion, the amount of securities (including Registrable Securities) requested to be included in such registration exceeds the amount which can be sold in such offering without materially interfering with the successful marketing of the securities being offered (such writing to state the basis of such opinion and the approximate number of such securities which may be included in such offering without such effect), the Company shall include in such registration, to the extent of the number which the Company is so advised may be included in such offering without such effect, (i) in the case of a registration initiated by the Company, (A) first, the securities that the Company proposes to register for its own account (but solely to the extent that the proceeds thereof shall not be used to purchase shares of common stock of the Company or other securities of the Company), (B) second, the Registrable Securities requested to be included in such registration by the Holders and the Subordinated Note Holder Warrant Shares requested to be registered in such registration by the Subordinated Note Holders pursuant to the Subordinated Note Holder Registration Rights Agreement, allocated pro rata in proportion to the number of Registrable Securities and Subordinated Note Holder Warrant Shares requested to be included in such registration by each of them, and (C) third, other securities of the Company to be registered on behalf of any other Person, (ii) in the case of a registration initiated by a Person other than the Company or the Subordinated Note Holders,
(A) first, the Registrable Securities requested to be included in such registration by the Holders, the Subordinated Note Holder Warrant Shares requested to be included in such registration by the Subordinated Note Holders pursuant to the Subordinated Note Holder Registration Rights Agreement and any Persons initiating such registration, allocated pro rata in proportion to the number of securities requested to be included in such registration by each of them, (B) second, the securities that the Company proposes to register for its own account, and (C) third, the securities of the Company to be registered on behalf of any other Person and (iii) in the case of a registration initiated by the Subordinated Note Holders pursuant to the Subordinated Note Holders Registration Rights Agreement, (A) first, the Subordinated Note Holder Warrant Shares requested to be included in such registration by the Subordinated Note Holders pursuant to the Subordinated Note Holder Registration Rights Agreement,
(B) second, the Registrable Securities requested to be included in such registration by the Holders, allocated pro rata in proportion to the number of securities requested to be included in such registration by each of them, (C) third, the securities that the Company proposes to register for its own account, and (D) fourth, the securities of the Company to be registered on behalf of any other Person; provided, however, that in the event the Company will not, by virtue of this Section 2.2(b), include in any such registration all of the Registrable Securities of any Holder requested to be included in such registration, such Holder may, upon written notice to the Company given within three days of the time such Holder first is notified of such matter, reduce the amount of Registrable Securities it desires to have included in such registration, whereupon only the Registrable Securities, if any, it desires to have included will be so included and the Holders not so reducing shall be entitled to a corresponding pro rata increase in the amount of Registrable Securities to be included in such registration.

                   (c) Selection of Underwriters. If any Incidental Registration involves an Underwritten Offering, the sole or managing Underwriter(s) and any additional investment bankers and managers to be used in connection with such registration shall be subject to the approval of the Majority Holders of the Registration (such approval not to be unreasonably withheld).

               2.3.   S-3 Registration; Shelf Registration.

                    (a)  Shelf Registration.  If  a  request  made  pursuant  to
Section 2.1 is for a Shelf Registration, subject to Section 2.7, the Company shall use its best efforts to keep the Shelf Registration continuously effective through the date on which all of the Registrable Securities covered by such Shelf Registration may be sold pursuant to Rule 144(k) under the Securities Act (or any successor provision having similar effect); provided, however, that prior to the termination of such Shelf Registration, the Company shall first furnish to each Holder of Registrable Securities participating in such Shelf Registration (i) an opinion, in form and substance satisfactory to the Majority Holders of the Registration, of counsel for the Company satisfactory to the Majority Holders of the Registration stating that such Registrable Securities are freely saleable pursuant to Rule 144(k) under the Securities Act (or any successor provision having similar effect) or (ii) a "No-Action Letter" from the staff of the SEC stating that the SEC would not recommend enforcement action if the Registrable Securities included in such Shelf Registration were sold in a public sale other than pursuant to an effective registration statement.

               2.4.   Underwritten Offerings.

                    (a) Demand Underwritten Offerings. If requested by the sole or lead managing Underwriter for any Underwritten Offering effected pursuant to a Demand Registration, the Company shall enter into a customary underwriting agreement with the Underwriters for such offering, such agreement to be reasonably satisfactory in substance and form to the Company and each Holder of Registrable Securities participating in such offering and to contain such representations and warranties by the Company and such other terms as are generally prevailing in agreements of that type, including, without limitation, indemnification and contribution to the effect and to the extent provided in
Section 5.

                    (b) Holders of Registrable Securities to be Parties to Underwriting Agreement. The Holders of Registrable Securities to be distributed by Underwriters in an Underwritten Offering contemplated by Section 2 shall be parties to the underwriting agreement between the Company and such Underwriters and may, at such Holders' option, require that any or all of the representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of such Underwriters shall also be made to and for the benefit of such Holders of Registrable Securities and that any or all of the conditions precedent to the obligations of such Underwriters under such underwriting agreement be conditions precedent to the obligations of such Holders of Registrable Securities; provided, however, that the Company shall not be required to make any representations or warranties with respect to written information specifically provided by a selling Holder for inclusion in the Registration Statement. No Holder shall be required to make any representations or warranties to, or agreements with, the Company or (in the case of an Incidental Registration) the Underwriters other than representations, warranties or agreements regarding such Holder, such Holder's Registrable Securities and such Holder's intended method of disposition.

                    (c) Participation in Underwritten Registration. Notwithstanding anything herein to the contrary, no Person may participate in any underwritten registration hereunder unless such Person (i) agrees to sell its securities on the same terms and conditions provided in any underwritten arrangements approved by the Persons entitled hereunder to approve such arrangement and (ii) accurately completes and executes in a timely manner all questionnaires, powers of attorney, indemnities, custody agreements, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements.

               2.5. Expenses. The Company shall pay all Registration Expenses in connection with any Demand Registration, Incidental Registration or Shelf Registration whether or not such registration shall become effective and whether or not all Registrable Securities originally requested to be included in such registration are withdrawn or otherwise ultimately not included in such registration, except as otherwise provided with respect to a Withdrawn Request and a Withdrawn Demand Registration in Section 2.1(a).

               2.6. Conversions; Exercises. Notwithstanding anything to the contrary herein, in order for any Registrable Securities that are issuable upon the exercise of conversion rights, options or warrants to be included in any registration pursuant to Section 2 hereof, the exercise of such conversion rights, options or warrants must be effected no later than immediately prior to the closing of any sales under the Registration Statement pursuant to which such Registrable Securities are to be sold.

               2.7. Registration Eligibility. The Company and each Initial Holder acknowledge that the Company is operating on the date hereof pursuant a No-Action Letter from the SEC in the form attached hereto as Exhibit A (the "No-Action Letter"), which may limit the Company's ability to have Registration Statements covering Registrable Securities declared effective by the SEC. In light of the foregoing, the Company and the Initial Holders agree that if the Company, solely by virtue of the limitations expressly set forth in the No-Action Letter, is unable to have any Registration Statement covering Registrable Securities declared effective by the SEC, the Company shall not be in breach of its obligation to register Registrable Securities pursuant to this Agreement if, and only, if during the effectiveness of this Agreement (whether or not a Request is pending) the Company is using its best efforts to remedy the condition giving rise to such limitations expressed in the No-Action Letter, which "best efforts" shall include, but not be limited to, (a) as described in the Company's request for the No-Action Letter, procuring and filing with the SEC as part of a report on Form 8-K filed by the Company (with amendments thereto) not later than 45 days after the date of this Agreement the audited balance sheets of the Chemical Services Division of Safety-Kleen Corp. (the "CSD") as of the completion of the CSD's fiscal years ended August 31, 2001, 2000, and 1999, (b) seeking further effective waivers or no-action relief (to the extent, if any, then required) from the SEC no later than the earlier of (i) the date thirty (30) days after a Request is made to register Registrable Securities and (ii) 90 days after the date of the next fiscal year end of the Company (and, to the extent such relief is not granted, seeking such waivers or no-action relief on a no less frequent basis than annually following each prior request until such relief is granted), to the effect that the Company may register the Registrable Securities with the SEC without compliance by the Company with the requirement to file historical audited financial statements for the CSD, (c) taking such other actions as are reasonably requested by the Holders or that would otherwise reasonably be expected to allow the Company to register Registrable Securities without complying with SEC rules and regulations concerning the filing of historical audited financial statements for the CSD.

          3. HOLDBACK ARRANGEMENTS.

               3.1. Restrictions on Sale by Holders of Registrable Securities. Each Holder of Registrable Securities agrees, by acquisition of such Registrable Securities, if timely requested in writing by the sole or lead managing Underwriter, not to make any short sale of, loan, grant any option for the purchase of or effect any public sale or distribution, of any of the Company's equity securities (or any security convertible into or exchangeable or exercisable for any of the Company's equity securities) during the time period reasonably requested by the sole or lead managing Underwriter not to exceed 90 days, beginning on the effective date of the applicable registration statement (except as part of such underwritten registration or pursuant to registrations on Forms S-4 or S-8 or any successor form to such forms), unless the sole or lead Managing Underwriter in such Underwritten Offering otherwise agrees; provided, however, that to the extent the Company or the sole lead Managing Underwriter releases any Person from the foregoing restrictions in whole or in part it shall, on the same day, notify the Initial Holder of such release and such parties shall automatically be released to the same extent.

                    3.2. Restrictions on Sale by the Company and Others. The Company and McKim agree that if timely requested in writing by the sole or lead managing Underwriter in an Underwritten Offering of any Registrable Securities, not to make any short sale of, loan, grant any option for the purchase of or effect any public sale or distribution of any of the Company's equity securities (or any security convertible into or exchangeable or exercisable for any of the Company's equity securities) during the nine business days (as such term is used in Rule 10b-6 under the Exchange Act) prior to, and during the time period reasonably requested by the sole or lead managing Underwriter not to exceed 90 days, beginning on the effective date of the applicable registration statement (except as part of such underwritten registration or pursuant to registrations on Forms S-4 or S-8 or any successor form to such forms), unless the sole or lead Managing Underwriter in such Underwritten Offering otherwise agrees. The Company will use its reasonable best efforts to cause each director or officer of the Company and each holder of 5% or more of the equity securities (or any security convertible into or exchangeable or exercisable for any of its equity securities) of the Company purchased from the Company at any time after the date of this Agreement (other than in a registered public offering or in a public sale) to so agree.

          4.   REGISTRATION PROCEDURES.

               4.1. Obligations of the Company. Whenever the Company is required to effect the registration of Registrable Securities under the Securities Act pursuant to Section 2 of this Agreement, the Company shall, as expeditiously as possible:

                    (a) prepare and file with the SEC (promptly, and in any event within 60 days after receipt of a request to register Registrable Securities) the requisite Registration Statement to effect such registration, which Registration Statement shall comply as to form in all material respects with the requirements of the applicable form and include all financial statements required by the SEC to be filed therewith, and the Company shall use its best efforts, consistent with its obligations under Section 2.7 hereof and applicable law, to cause such Registration Statement to become effective within 120 days after receipt of a request to register Registrable Securities; provided, that the Company may discontinue any registration of its securities that are not Registrable Securities, and, under the circumstances specified in
Section 2.2, its securities that are Registrable Securities. Before filing a Registration Statement or Prospectus or any amendments or supplements thereto, or comparable statements under securities or blue sky laws of any jurisdiction, the Company shall (i) provide Holders' Counsel and any other Inspector (as defined below) with an adequate and appropriate opportunity to participate in the preparation of such Registration Statement and each Prospectus included therein (and each amendment or supplement thereto or comparable statement) to be filed with the SEC, which documents shall be subject to the review and comment of Holders' Counsel, and (ii) not file any such Registration Statement or Prospectus (or amendment or supplement thereto or comparable statement) with the SEC to which Holder's Counsel, any selling Holder or any other Inspector shall have reasonably objected on the grounds that such filing does not comply in all material respects with the requirements of the Securities Act or of the rules or regulations thereunder;

                    (b) prepare and file with the SEC such amendments and supplements to such Registration Statement and the Prospectus used in connection therewith as may be necessary (i) to keep such Registration Statement effective, and (ii) to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such Registration Statement, in each case until such time as all of such Registrable Securities have been disposed of in accordance with the intended methods of disposition by the seller(s) thereof set forth in such Registration Statement;

                    (c) furnish, without charge, to each selling Holder of such Registrable Securities and each Underwriter, if any, of the securities covered by such Registration Statement, such number of copies of such Registration Statement, each amendment and supplement thereto (in each case including all exhibits), and the Prospectus included in such Registration Statement (including each preliminary Prospectus) in conformity with the requirements of the Securities Act, and other documents, as such selling Holder and Underwriter may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities owned by such selling Holder (the Company hereby consenting to the use in accordance with applicable law of each such Registration Statement (or amendment or post-effective amendment thereto) and each such Prospectus (or preliminary prospectus or supplement thereto) by each such selling Holder of Registrable Securities and the Underwriters, if any, in connection with the offering and sale of the Registrable Securities covered by such Registration Statement or Prospectus);

                    (d) prior to any public offering of Registrable Securities, use its best efforts to register or qualify all Registrable Securities and other securities covered by such Registration Statement under such other securities or blue sky laws of such jurisdictions as any selling Holder of Registrable Securities covered by such Registration Statement or the sole or lead managing Underwriter, if any, may reasonably request to enable such selling Holder to consummate the disposition in such jurisdictions of the Registrable Securities owned by such selling Holder and to continue such registration or qualification in effect in each such jurisdiction for as long as such Registration Statement remains in effect (including through new filings or amendments or renewals), and do any and all other acts and things which may be necessary or advisable to enable any such selling Holder to consummate the disposition in such jurisdictions of the Registrable Securities owned by such selling Holder;

                    (e) use its best efforts to obtain all other approvals, consents, exemptions or authorizations from such governmental agencies or authorities as may be necessary to enable the selling Holders of such Registrable Securities to consummate the disposition of such Registrable Securities;

                    (f) notify Holders' Counsel, each Holder of Registrable Securities covered by such Registration Statement and the sole or lead managing Underwriter, if any: (i) when the Registration Statement, any pre-effective amendment, the Prospectus or any prospectus supplement related thereto or post-effective amendment to the Registration Statement has been filed and, with respect to the Registration Statement or any post-effective amendment, when the same has become effective, (ii) of any request by the SEC or any state securities or blue sky authority for amendments or supplements to the Registration Statement or the Prospectus related thereto or for additional information, (iii) of the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement or the initiation or threat of any proceedings for that purpose, (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification of any Registrable Securities for sale under the securities or blue sky laws of any jurisdiction or the initiation of any proceeding for such purpose, (v) of the existence of any fact of which the Company becomes aware or the happening of any event which results in (A) the Registration Statement containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary to make any statements therein not misleading or (B) the Prospectus included in such Registration Statement containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary to make any statements therein, in the light of the circumstances under which they were made, not misleading, (vi) if at any time the representations and warranties contained in any underwriting agreement in respect of such offering cease to be true and correct in all material respects, and (vii) of the Company's reasonable determination that a post-effective amendment to a Registration Statement would be appropriate or that there exists circumstances not yet disclosed to the public which make further sales under such Registration Statement inadvisable pending such disclosure and post-effective amendment; and, if the notification relates to an event described in any of the clauses (ii) through (vii) of this Section 4.1(f), the Company shall promptly prepare a supplement or post-effective amendment to such Registration Statement or related Prospectus or any document incorporated therein by reference or file any other required document so that (1) such Registration Statement shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading and (2) as thereafter delivered to the purchasers of the Registrable Securities being sold thereunder, such Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein in the light of the circumstances under which they were made not misleading (and shall furnish to each such Holder and each Underwriter, if any, a reasonable number of copies of such Prospectus so supplemented or amended); and if the notification relates to an event described in clause (iii) of this Section 4.1(f), the Company shall take all reasonable action required to prevent the entry of such stop order or to remove it if entered;

                    (g) make available for inspection by any selling Holder of Registrable Securities, any sole or lead managing Underwriter participating in any disposition pursuant to such Registration Statement, Holders' Counsel and any attorney, accountant or other agent retained by any such seller or any Underwriter (each, an "Inspector" and, collectively, the "Inspectors"), all financial and other records, pertinent corporate documents and properties of the Company and any subsidiaries thereof as may be in existence at such time (collectively, the "Records") as shall be necessary, in the opinion of such Holders' and such Underwriters' respective counsel, to enable them to exercise their due diligence responsibility and to conduct a reasonable investigation within the meaning of the Securities Act, and cause the Company's and any subsidiaries' officers, directors and employees, and the independent public accountants of the Company, to supply all information reasonably requested by any such Inspectors in connection with such Registration Statement;

                    (h) obtain an opinion from the Company's counsel and a "cold comfort" letter from the Company's independent public accountants who have certified the Company's financial statements included or incorporated by reference in such Registration Statement, in each case dated the effective date of such Registration Statement (and if such registration involves an
Underwritten Offering, dated the date of the closing under the underwriting agreement), in customary form and covering such matters as are customarily covered by such opinions and "cold comfort" letters delivered to underwriters in underwritten public offerings, which opinion and letter shall be reasonably satisfactory to the sole or lead managing Underwriter, if any, and to the Majority Holders of the Registration, and furnish to each Holder participating in the offering and to each Underwriter, if any, a copy of such opinion and letter addressed to such Holder (in the case of the opinion) and Underwriter (in the case of the opinion and the "cold comfort" letter);

                    (i) provide a CUSIP number for all Registrable Securities and provide and cause to be maintained a transfer agent and registrar for all such Registrable Securities covered by such Registration Statement not later than the effectiveness of such Registration Statement;

                    (j) otherwise use its best efforts to comply with all applicable rules and regulations of the SEC and any other governmental agency or authority having jurisdiction over the offering, and make available to its security holders, as soon as reasonably practicable but no later than 90 days after the end of any 12-month period, an earnings statement (i) commencing at the end of any month in which Registrable Securities are sold to Underwriters in an Underwritten Offering and (ii) commencing with the first day of the Company's calendar month next succeeding each sale of Registrable Securities after the effective date of a Registration Statement, which statement shall cover such 12-month periods, in a manner which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder;

                    (k) if so requested by the Majority Holders of the Registration, use its best efforts to cause all such Registrable Securities to be (i) duly included for quotation on the Nasdaq Stock Market's National Market (the "Nasdaq National Market") or listed on the principal national securities exchange on which the Company's similar securities are then listed, if applicable, or (ii) if securities of the Company are not at the time included on the Nasdaq National Market or listed on any national securities exchange (or if the listing of Registrable Securities is not permitted under the rules of each national securities exchange on which the Company's securities are then listed), on the National Nasdaq Market or a national securities exchange designated by the Majority Holders of the Registration;

                    (l) enter into and perform customary agreements (including, if applicable, an underwriting agreement in customary form) and provide officers' certificates and other customary closing documents;

                    (m) cooperate with each selling Holder of Registrable Securities and each Underwriter participating in the disposition of such
Registrable Securities and their respective counsel in connection with any filings required to be made with the NASD and make reasonably available its employees and personnel and otherwise provide reasonable assistance to the Underwriters (taking into account the needs of the Company's businesses and the requirements of the marketing process) in the marketing of Registrable Securities in any Underwritten Offering;

                    (n) cooperate with the selling Holders of Registrable Securities and the sole or lead managing Underwriter, if any, to facilitate the timely preparation and delivery of certificates not bearing any restrictive legends representing the Registrable Securities to be sold, and cause such Registrable Securities to be issued in such denominations and registered in such names in accordance with the underwriting agreement prior to any sale of Registrable Securities to the Underwriters or, if not an Underwritten Offering, in accordance with the instructions of the selling Holders of Registrable Securities at least three business days prior to any sale of Registrable Securities;

                    (o) keep each selling Holder of Registrable Securities advised in writing as to the initiation and progress of any registration under
Section 2 hereunder;

                    (p) furnish to each Holder participating in the offering and the sole or lead managing Underwriter, if any, without charge, at least one manually-signed copy of the Registration Statement and any post-effective amendments thereto, including financial statements and schedules, all documents incorporated therein by reference and all exhibits (including those deemed to be incorporated by reference);

                    (q) if requested by the sole or lead managing Underwriter, if any, or any selling Holder of Registrable Securities, promptly incorporate in a prospectus supplement or post-effective amendment such information concerning such Holder of Registrable Securities, the Underwriters or the intended method of distribution as the sole or lead managing Underwriter or the selling Holder of Registrable Securities reasonably requests to be included therein and as is appropriate in the reasonable judgment of the Company, including, without limitation, information with respect to the number of shares of the Registrable Securities being sold to the Underwriters, the purchase price being paid therefor by such Underwriters and with respect to any other terms of the Underwritten Offering of the Registrable Securities to be sold in such offering; make all required filings of such Prospectus supplement or post-effective amendment as soon as notified of the matters to be incorporated in such Prospectus supplement or post-effective amendment; and supplement or make amendments to any Registration Statement if requested by the sole or lead managing Underwriter of such Registrable Securities; and

                    (r) use its best efforts to take all other steps necessary to expedite or facilitate the registration and disposition of the Registrable Securities contemplated hereby.

               4.2. Seller Information. The Company may require each selling Holder of Registrable Securities as to which any registration is being effected to furnish to the Company such information regarding such seller and the disposition of such securities as the Company may from time to time reasonably request in writing; provided, however, that such information shall be used only in connection with such Registration. If any Registration Statement or comparable statement under "blue sky" laws refers to any Holder by name or otherwise as the Holder of any securities of the Company, then such Holder shall have the right to require (i) the insertion therein of language, in form and substance satisfactory to such Holder and the Company, to the effect that the holding by such Holder of such securities is not to be construed as a recommendation by such Holder of the investment quality of the Company's securities covered thereby and that such holding does not imply that such Holder will assist in meeting any future financial requirements of the Company and (ii) in the event that such reference to such Holder by name or otherwise is not in the judgment of the Company, as advised by counsel, required by the Securities Act or any similar federal statute or any state "blue sky" or securities law then in force, the deletion of the reference to such Holder.

               4.3. Notice to Discontinue. Each Holder of Registrable Securities agrees by acquisition of such Registrable Securities that, (a) upon receipt of any notice from the Company of the happening of any event of the kind described in Section 4.1(f)(ii) through 4.1(f)(vii), such Holder shall forthwith discontinue disposition of Registrable Securities pursuant to the Registration Statement covering such Registrable Securities until such Holder's receipt of the copies of the supplemented or amended prospectus contemplated by Section 4.1(f) and, (b) if so directed by the Company, such Holder shall deliver to the Company (at the Company's expense) all copies, other than permanent file copies, then in such Holder's possession, of the Prospectus covering such Registrable Securities which is current at the time of receipt of such notice. If the Company shall give any such notice, the Company shall extend the period during which such Registration Statement shall be maintained effective pursuant to this Agreement (including, without limitation, the period referred to in Section 4.1(b)) by the number of days during the period from and including the date of the giving of such notice pursuant to Section 4.1(f) to and including the date when the Holder shall have received the copies of the supplemented or amended prospectus contemplated by and meeting the requirements of Section 4.1(f).

          5.  INDEMNIFICATION; CONTRIBUTION.

               5.1. Indemnification by the Company. The Company agrees to indemnify and hold harmless, to the fullest extent permitted by law, each Holder of Registrable Securities, its officers, directors, partners, members, shareholders, employees, Affiliates, advisers, attorneys and agents (collectively, "Agents") and each Person who controls such Holder (within the meaning of the Securities Act) and its Agents with respect to each registration which has been effected pursuant to this Agreement, against any and all losses, claims, damages or liabilities, joint or several, actions or proceedings (whether commenced or threatened) in respect thereof, and expenses (as incurred or suffered and including, but not limited to, any and all expenses incurred in investigating, preparing or defending any litigation or proceeding, whether commenced or threatened, and the reasonable fees, disbursements and other charges of legal counsel) in respect thereof (collectively, "Claims"), insofar as such Claims arise out of or are based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement or Prospectus (including any preliminary, final or summary prospectus and any amendment or supplement thereto) related to any such registration or any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by the Company of the Securities Act or any rule or regulation thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any such registration, or any qualification or compliance incident thereto; provided, however, that the Company will not be liable in any such case to the extent that any such Claims arise out of or are based upon any untrue statement or alleged untrue statement of a material fact or omission or alleged omission of a material fact so made in reliance upon and in conformity with written information furnished to the Company by a Holder expressly for use therein. The Company shall also indemnify any Underwriters of the Registrable Securities, their Agents and each Person who controls any such

Underwriter (within the meaning of the Securities Act) to the same extent as provided above with respect to the indemnification of the Holders of Registrable Securities. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of any Person who may be entitled to indemnification pursuant to this Section 5 and shall survive the transfer of securities by such Holder or Underwriter.

               5.2. Indemnification by Holders. Each Holder, if Registrable Securities held by it are included in the securities as to which a registration is being effected, agrees to, severally and not jointly, indemnify and hold harmless, to the fullest extent permitted by law, the Company, its directors and officers, each other Person who participates as an Underwriter in the offering or sale of such securities and its Agents and each Person who controls the Company (within the meaning of either Section 15 of the Securities Act of Section 20 of the Exchange Act) against any and all Claims, insofar as such Claims arise out of or are based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement or Prospectus (including any preliminary, final or summary prospectus and any amendment or supplement thereto) related to such registration, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company by a Holder expressly for use therein; provided, however, that the aggregate amount which any such Holder shall be required to pay pursuant to this Section 5.2 shall in no event be greater than the amount of the net proceeds received by such Holder upon the sale of the Registrable Securities pursuant to the Registration Statement giving rise to such Claims less all amounts previously paid by such Holder with respect to any such Claims. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of any Person who may be entitled to indemnification pursuant to this Section 5 and shall survive the transfer of securities by such Holder or Underwriter.

               5.3. Conduct of Indemnification Proceedings. Promptly after receipt by an indemnified party of notice of any Claim or the commencement of any action or proceeding involving a Claim under this Section 5, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party pursuant to Section 5, (a) notify the indemnifying party in writing of the Claim or the commencement of such action or proceeding; provided, that the failure of any indemnified party to provide such notice shall not relieve the indemnifying party of its obligations under this Section 5, except to the extent the indemnifying party is materially and actually prejudiced thereby and shall not relieve the indemnifying party from any liability which it may have to any indemnified party otherwise than under this Section 5, and (b) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided, however, that any indemnified party shall have the right to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party has agreed in writing to pay such fees and expenses, (ii) the indemnifying party shall have failed to assume the defense of such claim and employ counsel reasonably satisfactory to such indemnified party within 20 days after receiving notice from such indemnified party that the indemnified party believes it has failed to do so, or (C) in the reasonable judgment of any such indemnified party, based upon advice of counsel, a conflict of interest shall exist between such indemnified party and the indemnifying party with respect to such claims; it being understood, however, that the indemnifying party shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate firm of attorneys (in addition to no more than one firm of local counsel) at any time for all such indemnified parties. No indemnifying party shall be liable for any settlement of any such claim or action effected without its written consent, which consent shall not be unreasonably withheld. No indemnifying party shall, without the consent of the indemnified party, which consent shall not be unreasonable withheld, consent to entry of any judgment or enter into any settlement of any claim or action in respect of which indemnification or contribution may be sought hereunder, unless such settlement, (x) includes an unconditional release of the indemnified party from all liability arising out of such action or claim, (y) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any indemnified party, and (z) does not provide for any action on the part of any party other than the payment of money damages which is to be paid in full by the indemnifying party.

               5.4. Contribution. If the indemnification provided for in Section
5.1 or 5.2 from the indemnifying party for any reason is unavailable to (other than by reason of exceptions provided therein), or is insufficient to hold harmless an indemnified party hereunder in respect of any Claim, then the indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such Claim in such proportion as is appropriate to reflect the relative fault of the indemnifying party, on the one hand, and the indemnified party, on the other hand, in connection with the actions which resulted in such Claim, as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made by, or relates to information supplied by, such indemnifying party or indemnified party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action. If, however, the foregoing allocation is not permitted by applicable law, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative faults but also the relative benefits of the indemnifying party and the indemnified party as well as any other relevant equitable considerations.

               5.5. Indemnification Payments. The indemnification and contribution required by this Section 5 shall be made by periodic payments of the amount thereof during the course of any investigation or defense, as and when bills are received or any expense, loss, damage or liability is incurred.

               5.6. Other Indemnification. Indemnification similar to that specified in the preceding Sections 5.1 and 5.2 (with appropriate modifications) shall be given by the Company and each selling Holder of Registrable Securities with respect to any required registration or other qualification of securities under any Federal or state law or regulation of any governmental authority, other than the Securities Act. The indemnity agreements contained herein shall be in addition to any other rights to indemnification or contribution which any indemnified party may have pursuant to law or contract.

          6. General Provisions Regarding Registrations.

               6.1. Adjustments Affecting Registrable Securities. The Company agrees that it shall not effect or permit to occur any combination or subdivision of shares which would adversely affect the ability of the Holder of any Registrable Securities to include such Registrable Securities in any registration contemplated by this Agreement or the marketability of such Registrable Securities in any such registration.

               6.2. Registration Rights to Others. The Company represents and warrants that, except as set forth in the Subordinated Note Holder Registration Rights Agreement, as in effect as of the date hereof, a true, complete and correct copy of which has been delivered to each of the Initial Holders, it is not currently a party to any agreement with respect to its securities granting registration rights to Persons. If the Company shall at any time hereafter provide to any holder of any securities of the Company rights with respect to the registration of such securities under the Securities Act, (i) such rights shall not be in conflict with or adversely affect any of the rights provided in this Agreement to the Holders and (ii) if such rights are provided on terms or conditions more favorable to such holder than the terms and conditions provided in this Agreement, the Company shall provide (by way of amendment to this Agreement or otherwise) such more favorable terms or conditions to the Holders.

               6.3. Availability of Information; Rule 144; Rule 144A; Other Exemptions. The Company covenants that it shall timely file any reports required to be filed by it under the Securities Act or the Exchange Act (including, but not limited to, the reports under Sections 13 and 15(d) of the Exchange Act referred to in subparagraph (c) of Rule 144 under the Securities Act), and that it shall take such further action as any Holder of Registrable Securities may reasonably request, all to the extent required from time to time to enable such Holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (i) Rule 144 and Rule 144A under the Securities Act, as such rules may be amended from time to time, or (ii) any other rule or regulation now existing or hereafter adopted by the SEC. Upon the request of any Holder of Registrable Securities, the Company shall deliver to such Holder a written statement as to whether it has complied with such requirements.

          7.   PROVISIONS APPLICABLE TO SECURITYHOLDERS.

               7.1. General Restriction. McKim may not, directly or indirectly, sell, assign, transfer, pledge, bequeath, hypothecate, mortgage, grant any proxy with respect to, or in any other way encumber or otherwise dispose of ("Convey"), any shares of Common Stock except pursuant to the provisions of this
Article 7.

               7.2. Right of Co-Sale. (a) If McKim desires to Convey shares of Common Stock to any Person (the "Purchaser"), each Holder shall have the right to require, as a condition to such Conveyance, that the Purchaser purchase from such Holder at the same price and on the same terms and conditions as involved in such sale or disposition by McKim (the "Purchase Offer") the number of shares of Common Stock owned by such Holder equal to the aggregate number of shares of

Common Stock proposed to be purchased by the Purchaser from McKim multiplied by a fraction, the numerator of which is the number of shares of Common Stock held of record by such Holder and the denominator of which is the aggregate number of shares of Common Stock held of record by McKim and the Holders. The amount of shares of Common Stock that each Holder is entitled to sell under this Section
7.2 shall be referred to as its "Pro Rata Share". McKim shall deliver to each Holder not more than 60 days and not less than 30 days prior to the proposed Conveyance to the Purchaser a copy of the Purchase Offer, if in writing, and a description of all other material terms and conditions of the Purchase Offer. Within 25 days after receipt of the Purchase Offer, a Holder shall give notice to McKim of its intent to sell all or a portion of its Pro Rata Share. In the event that a Holder shall elect to participate in any such sale or disposition, such Holder shall communicate in writing such election to participate to McKim, which communication shall be delivered to McKim pursuant to Section 8.2 hereof, and the number of shares of Common Stock to be Conveyed by McKim to the Purchaser shall be reduced accordingly.

                    (b) McKim and each participating Holder may, up to and including 90 days after but not until at least 60 days after McKim's delivery of the notice of the Purchase Offer to the Holders, Convey any or all of their shares of Common Stock to the Purchaser, in quantities and on terms and conditions no more favorable in any material respect to those specified in the Purchase Offer or otherwise disclosed to the Holders, and the Holders shall not have the right to require that the Purchaser purchase any of their shares of Common Stock as to which they did not exercise their co-sale rights hereunder. If such sale is not consummated by the expiration of such 90 day period, the restrictions provided for herein shall again become effective, and no Conveyance of such shares of Common Stock may be made thereafter by McKim without again complying with the requirements of this Section 7.2.

                    (c) The closing of any sale of the shares of Common Stock by the Holders and/or McKim pursuant to this Section 7.2 shall be held at the Company's principal office at 10:00 a.m., local time, no later than 30 days after the dates of expiration of the right to sell referred to in Sections 7.2(a) and 7.2(b) hereof, or at such other time and place as the parties to the transaction may agree. At such closing, each Holder (if it has elected to participate in accordance with this Section 7.2) and/or McKim shall Convey all the shares of Common Stock purchased by the Purchaser pursuant to this Section
7.2 free and clear of any Encumbrances (other than restrictions imposed by the organizational documents of the Company, including without limitation, this Agreement, and pursuant to applicable federal and state securities laws), and each such Holder and/or McKim shall so represent and warrant, and further represent and warrant that it is the record and beneficial owner of such shares of Common Stock. The Purchaser shall deliver at such closing, in cash by wire transfer of immediately available funds, payment in full to the each of the Holders and/or McKim for its respective portion of such shares of Common Stock sold.

                    (d) The election by a Holder not to exercise its rights under this Section 7.2 in any one instance shall not affect the rights of that Holder as to any subsequent proposed Conveyance by McKim. Any Conveyance by McKim of any of its shares of Common Stock without first giving the Holders the rights described in this Section 7.2 shall be void and of no force or effect.

               7.3. Permitted Transfers. Subject to the final proviso of this paragraph, the provisions of Section 7.1 or 7.2 shall not apply to the

Conveyance of Common Stock by McKim (a) in a public offering registered under the Securities Act; provided; that the Holders shall have had the opportunity to participate in such offering, without limitation on the number of Registrable Securities covered thereby, in accordance with Section 2 hereof, (b) in a sale pursuant to Rule 144 of the Securities Act, (c) pursuant to a bona fide pledge of the Common Stock to a nationally recognized financial institution as security for a bona fide financing arrangement by McKim and (d) to any one or more persons or entities each of which is a "Permitted Holder" as such term is defined in the Certificate of Designation in respect of the Series C Preferred Stock (collectively "Permitted Family Transferees"); provided, however, that such Permitted Family Transferee(s) shall take such shares of Common Stock subject to and be fully bound by this Agreement with the same effect as if it were a party hereto and shall execute and deliver to the Company and each Holder an instrument of accession and such additional documentation as the Company's Board of Directors and the Holders may reasonably require to bind such Permitted Family Transferee in the same manner that McKim is bound under this Agreement, and references herein to McKim shall be deemed to include any such Permitted Family Transferee(s).

          8. General.

               8.1. Amendments and Waivers. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified, supplemented or terminated, and waivers or consents to departures from the provisions hereof may not be given, without the written consent of the Company and the Majority Holders and if adverse to McKim, McKim; provided, however, that no such amendment, modification, supplement, waiver or consent to departure shall reduce the aforesaid percentage of Registrable Securities without the written consent of all of the Holders of Registrable Securities; and provided further, that nothing herein shall prohibit any amendment, modification, supplement, termination, waiver or consent to departure the effect of which is limited only to those Holders who have agreed to such amendment, modification, supplement, termination, waiver or consent to departure.

               8.2. Notices. All notices and other communications provided for or permitted hereunder shall be made in writing by hand delivery, telecopier, any courier guaranteeing overnight delivery or first class registered or certified mail, return receipt requested, postage prepaid, addressed to the applicable party at the address set forth below or such other address as may hereafter be designated in writing by such party to the other parties in accordance with the provisions of this Section:

                  If to the Company:        Clean Harbors, Inc.
                                            1501 Washington Street
                                            Braintree, MA  02185
                                            Attn:  Chief Financial Officer
                                            Fax No. (781) 848-1632

                  with copies to:           Davis, Malm & D'Agostine, P.C.
                                            One Boston Place
                                            Boston, MA 02108
                                            Attn: C. Michael Malm
                                            Fax No. (617) 523-6215

                  If to McKim:              Alan S. McKim
                                            c/o Clean Harbors, Inc.
                                            1501 Washington Street
                                            Braintree, MA  02185
                                            Fax No. (781) 848-1632

                  with copies to:           Davis, Malm & D'Agostine, P.C.
                                            One Boston Place
                                            Boston, MA 02108
                                            Attn: C. Michael Malm
                                            Fax No. (617) 523-6215


          If to a Holder, to its address and facsimile set forth on the Schedule of Holders attached hereto, with copies to such Holder's representatives as set forth on the Schedule of Holders, or to such other address and/or facsimile number and/or to the attention of such other person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change. All such notices and communications (and deliveries) shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; when receipt is acknowledged, if telecopied; on the next business day, if timely delivered to a courier guaranteeing overnight delivery; and five days after being deposited in the mail, if sent first class or certified mail, return receipt requested, postage prepaid.

               8.3. Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, successors and permitted assigns (including any permitted transferee of Series C Preferred Stock Registrable Securities). Any Holder may assign to any transferee of its Series C Preferred Stock or Registrable Securities (other than a transferee that acquires such Registrable Securities in a registered public offering or pursuant to a sale under Rule 144 of the Securities Act (or any successor rule)), its rights and obligations under this Agreement; provided, however, if any transferee shall take and hold Series C Preferred Stock or Registrable Securities, such transferee shall promptly notify the Company and by taking and holding such Registrable Securities such transferee shall automatically be entitled to receive the benefits of and be conclusively deemed to have agreed to be bound by and to perform all of the terms and provisions of this Agreement as if it were a party hereto (and shall, for all purposes, be deemed a Holder under this Agreement). If the Company shall so request any heir, successor or permitted assign (including any permitted transferee) wishing to avail itself of the benefits of this Agreement shall agree in writing to acquire and hold the Registrable Securities subject to all of the terms hereof. For purposes of this Agreement, "successor" for any entity other than a natural person shall mean a successor to such entity as a result of such entity's merger, consolidation, sale of substantially all of its assets, or similar transaction. Except as provided above or otherwise permitted by this Agreement, neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by any Holder, McKim or by the Company without the consent of the other parties hereto.

               8.4. Counterparts. This Agreement may be executed in two or more counterparts, each of which, when so executed and delivered, shall be deemed to be an original, but all of which counterparts, taken together, shall constitute one and the same instrument.

               8.5. Descriptive Headings, Etc. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning of terms contained herein. Unless the context of this Agreement otherwise requires: (a) words of any gender shall be deemed to include each other gender; (b) words using the singular or plural number shall also include the plural or singular number, respectively; (c) the words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section and paragraph references are to the Sections and paragraphs of this Agreement unless otherwise specified; (d) the word "including" and words of similar import when used in this Agreement shall mean "including, without limitation," unless otherwise specified; (e) "or" is not exclusive; and (f) provisions apply to successive events and transactions.

               8.6. Severability. In the event that any one or more of the provisions, paragraphs, words, clauses, phrases or sentences contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision, paragraph, word, clause, phrase or sentence in every other respect and of the other remaining provisions, paragraphs, words, clauses, phrases or sentences hereof shall not be in any way impaired, it being intended that all rights, powers and privileges of the parties hereto shall be enforceable to the fullest extent permitted by law.

               8.7. CHOICE OF LAW AND VENUE; JURY TRIAL WAIVER. THE VALIDITY OF THIS AGREEMENT, THE CONSTRUCTION, INTERPRETATION, AND ENFORCEMENT HEREOF, AND THE RIGHTS OF THE PARTIES HERETO WITH RESPECT TO ALL MATTERS ARISING HEREUNDER OR RELATED HERETO SHALL BE DETERMINED UNDER, GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

          THE PARTIES AGREE THAT ALL ACTIONS OR PROCEEDINGS ARISING IN CONNECTION WITH THIS AGREEMENT SHALL BE TRIED AND LITIGATED ONLY IN THE STATE AND FEDERAL COURTS LOCATED IN THE COUNTY OF NEW YORK, STATE OF NEW YORK. THE COMPANY, MCKIM AND THE INITIAL HOLDERS WAIVE, TO THE EXTENT PERMITTED UNDER APPLICABLE LAW, ANY RIGHT EACH MAY HAVE TO ASSERT THE DOCTRINE OF FORUM NON CONVENIENS OR TO OBJECT TO VENUE TO THE EXTENT ANY PROCEEDING IS BROUGHT IN ACCORDANCE WITH THIS SECTION 8.7.

               THE COMPANY, MCKIM AND THE INITIAL HOLDERS HEREBY WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREIN, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW OR STATUTORY CLAIMS. EACH OF THE COMPANY, MCKIM AND THE INITIAL

HOLDERS REPRESENT THAT EACH HAS REVIEWED THIS WAIVER AND EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. IN THE EVENT OF LITIGATION, A COPY OF THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

               8.8. Remedies; Specific Performance. The parties hereto acknowledge that money damages would not be an adequate remedy at law if any party fails to perform in any material respect any of its obligations hereunder, and accordingly agree that each party, in addition to any other remedy to which it may be entitled at law or in equity, shall be entitled to seek to compel specific performance of the obligations of any other party under this Agreement, without the posting of any bond, in accordance with the terms and conditions of this Agreement in any court specified in Section 8.7 hereof, and if any action should be brought in equity to enforce any of the provisions of this Agreement, none of the parties hereto shall raise the defense that there is an adequate remedy at law. Except as otherwise provided by law, a delay or omission by a party hereto in exercising any right or remedy accruing upon any such breach shall not impair the right or remedy or constitute a waiver of or acquiescence in any such breach. No remedy shall be exclusive of any other remedy. All available remedies shall be cumulative.

               8.9. Entire Agreement. This Agreement and the Financing Agreement and the Purchase Agreement (collectively, the "Other Agreements") are intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings relating to such subject matter, other than those set forth or referred to herein or in the Other Agreements. This Agreement and the Other Agreements supersede all prior agreements and understandings between the Company and the other parties to this Agreement with respect to such subject matter.

               8.10. Further Assurances. Each party hereto shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments and documents as any other party hereto reasonably may request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

               8.11. Construction. Each of the Company, McKim and the Initial Holders acknowledge that it has had the benefit of legal counsel of its own choice and has been afforded an opportunity to review this Agreement with its legal counsel and that this Agreement shall be construed as if jointly drafted by the Company, McKim and the Initial Holders.

               8.12.   No Inconsistent Agreement.  Neither the Company nor McKim
will   hereafter   enter  into  any  agreement   which  is   inconsistent   with
the rights granted to the Holders in this Agreement.

               8.13. Costs and Attorneys' Fees. In the event that any action, suit or other proceeding is instituted concerning or arising out of this

Agreement, the Company, McKim and the Initial Holders agree that the prevailing party shall recover from the non-prevailing party all of such prevailing party's costs and reasonable attorneys' fees incurred in each and every such action, suit or other proceeding, including any and all appeals or petitions therefrom.


     [Remainder of this page intentionally left blank.  Signature page follows.]

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.


                                                THE COMPANY

                                                CLEAN HARBORS, INC.


                                                By:_____________________________
                                                    Name:
                                                    Title

                                                INITIAL HOLDERS

                                                CERBERUS CH LLC

                                                By:  Cerberus Partners, L.P.
                                                its Managing Member

                                                By:  Cerberus Associates, L.L.C.
                                                its General Partner

                                                By:_____________________________
                                                    Name:
                                                    Title:

                                        OAK HILL SECURITIES FUND, L.P.

                                        By:  Oak Hill Securities GenPar, L.P.
                                        its General Partner

                                        By:  Oak Hill Securities MGP, Inc.
                                        its General Partner

                                        By:_____________________________________
                                            Name:
                                            Title:


                                        OAK HILL SECURITIES FUND II, L.P.

                                        By:  Oak Hill Securities GenPar II, L.P.
                                        its General Partner

                                        By:  Oak Hill Securities MGP II, Inc.
                                        its General Partner

                                        By:_____________________________________
                                            Name:
                                            Title:


                                        LERNER ENTERPRISES, L.P.

                                        By:  Oak Hill Asset Management, Inc.
                                        As advisor and attorney-in-fact to
                                        Lerner Enterprises

                                        By:_____________________________________
                                            Name:
                                            Title:

                                         P&PK FAMILY LTD. PARTNERSHIP

                                         By:  Oak Hill Asset Management, Inc.
                                         As advisor and attorney-in-fact to
                                         P&PK Family Ltd. Partnership

                                         By:____________________________________
                                             Name:
                                             Title:


                                         CARDINAL INVESTMENT PARTNERS I, L.P.

                                         By:  As advisor and attorney-in-fact to
                                         Cardinal Investment Partners I, L.P.

                                         By:  Oak Hill Advisors MGP, Inc.
                                         its General Partner

                                         By:____________________________________
                                             Name:
                                             Title:

                                               MCKIM


                                                By:_____________________________
                                                    Name: Alan S. McKim

                                                Alan S. McKim's Children's Trust


                                                By:_____________________________
                                                    C. Michael Malm, Trustee

                                                By:_____________________________
                                                    Carol R. Cohen, Trustee

                               SCHEDULE OF HOLDERS

     Holder Address                          Investor's Representatives' Address
   and Facsimile Number                              and Facsimile Number

-----------------------------------------     ----------------------------------
     Cerberus CH LLC                               Schulte Roth & Zabel LLP
     450 Park Avenue, 28th Floor                   919 Third Avenue
     New York, NY 10022                            New York, NY  10022
     Telephone:  (212) 891-2100                    Attn:  Stuart Freedman, Esq.
     Facsimile:  (212) 891-1540                    Telephone:  (212) 756-2000
     Attention:  Daniel Wolf and Kevin Genda       Facsimile:  (212) 593-5955
     Oak Hill Securities Fund, L.P.                Paul, Weiss, Rifkind, Wharton
     65 East 55th Street                             & Garrison
     New York, New York 10022                      1285 Avenue of the Americas
     Telephone: (212) 326-1552                     New York, NY 10019
     Facsimile:  (212) 838-8411                    Telephone: (212) 373-3000
     Attention:  William H. Bohnsack, Jr.          Facsimile:  (212) 757-3990
                                                   Attention:  Eric Goodison

     Oak Hill Securities Fund II, L.P.             Paul, Weiss, Rifkind, Wharton
     65 East 55th Street                             & Garrison
     New York, New York 10022                      1285 Avenue of the Americas
     Telephone: (212) 326-1552                     New York, NY 10019
     Facsimile:  (212) 838-8411                    Telephone: (212) 373-3000
     Attention:  William H. Bohnsack, Jr.          Facsimile:  (212) 757-3990
                                                   Attention:  Eric Goodison

     Lerner Enterprises, L.P.                      Paul, Weiss, Rifkind, Wharton
     65 East 65th Street                             & Garrison
     New York, New York 10022                      1285 Avenue of the Americas
     Telephone: (212) 326-1552                     New York, NY 10019
     Facsimile:  (212) 838-8411                    Telephone: (212) 373-3000
     Attention:  William H. Bohnsack, Jr.          Facsimile:  (212) 757-3990
                                                   Attention:  Eric Goodison

     P&PK Family Ltd. Partnership                  Paul, Weiss, Rifkind, Wharton
     65 East 55th Street                             & Garrison
     New York, New York 10021                      1285 Avenue of the Americas
     Telephone: (212) 326-1552                     New York, NY 10019
     Facsimile:  (212) 838-8411                    Telephone: (212) 373-3000
     Attention:  William H. Bohnsack, Jr.          Facsimile:  (212) 757-3990


     Cardinal Investment Partners I, L.P.          Paul, Weiss, Rifkind, Wharton
     65 East 55th Street                             & Garrison
     New York, New York 10021                      1285 Avenue of the Americas
     Telephone: (212) 326-1552                     New York, NY 10019
     Facsimile:  (212) 838-8411                    Telephone: (212) 373-3000
     Attention:  William H. Bohnsack, Jr.          Facsimile:  (212) 757-3990
                                                   Attention:  Eric Goodison

                                    EXHIBIT A

                             [SEC NO-ACTION LETTER]

                                                                  Execution Copy


                                VOTING AGREEMENT

          VOTING AGREEMENT, dated as of September 6, 2002 (this "Agreement"), by the stockholders of Clean Harbors, Inc., a Massachusetts corporation (the "Company") listed on the signature pages hereto under the heading "Stockholders" (each, a "Stockholder" and collectively, the "Stockholders"), the Company and the investors listed on the signature pages hereto under the heading "Investors") (each, an "Investor" and collectively, the "Investors").

          WHEREAS, the Investors and the Company have entered into a (i) Securities Purchase Agreement, dated as of the date hereof (the "Securities Purchase Agreement"), pursuant to which, among other things, the Company has agreed to issue and sell to the Investors and the Investors have agreed to purchase, 25,000 shares of Series C Convertible Preferred Stock, par value $0.01 per share, of the Company (collectively, the "Preferred Shares") and (ii) an Investors Rights Agreement, dated as of the date hereof (the "Investors Rights Agreement"), pursuant to which the Company has agreed, among other things, to provide to the Investors certain registration rights under the Securities Act of 1933, as amended (the "1933 Act") and the rules and regulations promulgated thereunder and applicable state securities laws and one of the Stockholders has, among other things, agreed to grant the Investors certain rights to tag-along to sales of Company Common Stock (as defined below) by such Stockholder (the transactions contemplated by the Securities Purchase Agreement and the Investors Rights Agreement collectively referred to herein as the "Transaction");

          WHEREAS, as of the date hereof, the Stockholders own collectively 4,391,762 shares of common stock, par value $0.01 per share, of the Company ("Company Common Stock"), which represent in the aggregate approximately 36% of the total issued and outstanding Common Stock on a primary basis and approximately 32% of the total issued and outstanding Common Stock on a fully-diluted basis; and

          WHEREAS, as a condition to the willingness of the Investors to enter into the Transaction, the Investors have required that the Stockholders agree, and in order to induce the Investors to enter into the Securities Purchase Agreement, the Stockholders have agreed, to enter into this Agreement with respect to all the shares of Company Common Stock now owned and which may hereafter be acquired by the Stockholders (the "Shares") and any other securities, if any, which the Stockholders are entitled to vote at any meeting of stockholders of the Company (the "Other Securities").

          NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:


                                    ARTICLE I

                            PROXY OF THE STOCKHOLDERS

          SECTION 1.01. Voting Agreement. Each Stockholder hereby agrees that at any meeting of the stockholders of the Company, however called, and in any action by consent of the Company, each of the Stockholders shall vote the Shares and the Other Securities: (a) in favor of any matters relating to the

Transaction, the Securities Purchase Agreement (as amended from time to time) and the Investors Rights Agreement (as amended from time to time) or any of the transactions contemplated by such agreements and the Certificate of Vote of Directors Establishing a Series of a Class of Stock in respect of the Preferred Shares (the "Certificate"), including, without limitation the issuance to the Investors of a number of shares of Company Common Stock issuable upon conversion of the Preferred Shares greater in the aggregate than 19.99% of the number of shares of Company Common Stock outstanding immediately prior to the Closing Date (as defined in the Securities Purchase Agreement) pursuant to applicable law, the rules of the NASD and any other rules and regulations of the Principal Market (as defined in the Securities Purchase Agreement); and (b) against any proposal or any other corporate action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Securities Purchase Agreement, the Investors Rights Agreement, the Certificate or which could result in any of the conditions to the Company's obligations under the Securities Purchase Agreement, the Investors Rights Agreement or the Certificate not being fulfilled. Each Stockholder acknowledges receipt and review of a copy of the Securities Purchase Agreement, the Investors Rights Agreement and the Certificate.

          SECTION 1.02. Irrevocable Proxy. Each Stockholder hereby irrevocably appoints each of Kevin Genda, Daniel Wolf and William Bohnsack, until the termination of this Agreement, as his or its attorney and proxy pursuant to Massachusetts law and all applicable provisions of the General Corporation Law of the State of Massachusetts, with full power of substitution, to vote and otherwise act (by written consent or otherwise) with respect to the Shares and the Other Securities, which such Stockholder is entitled to vote at any meeting of stockholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting) or consent in lieu of any such meeting or otherwise, on the matters and in the manner specified in Section 1.01 hereof. THIS PROXY AND POWER OF ATTORNEY IS IRREVOCABLE AND COUPLED WITH AN INTEREST. The Stockholders hereby revoke all other proxies and powers of attorney with respect to the Shares and the Other Securities which they may have heretofore appointed or granted, and no subsequent proxy or power of attorney shall be given or written consent executed (and if given or executed, shall not be effective) by the Stockholders with respect to the matters specified in Section
1.01 hereof. All authority herein conferred or agreed to be conferred shall survive the death or incapacity of any Stockholder and any obligation of any Stockholder under this Agreement shall be binding upon the heirs, personal representatives and successors or assigns of such Stockholder.

                                   ARTICLE II

               REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS

          Each Stockholder hereby represents and warrants, severally but not jointly, to the Investors as follows:

          SECTION 2.01. Authority Relative to This Agreement. Each Stockholder has all necessary power and authority to execute and deliver this Agreement, to perform his or its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by such Stockholder and constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms.

          SECTION 2.02. No Conflict. (a) The execution and delivery of this Agreement by such Stockholder do not, and the performance of this Agreement by such Stockholder shall not, (i) conflict with or violate any federal, state or local law, statute, ordinance, rule, regulation, order, judgment or decree applicable to such Stockholder or by which the Shares or the Other Securities owned by such Stockholder are bound or affected or (ii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the Shares or the Other Securities owned by such Stockholder pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Stockholder is a party or by which such Stockholder or the Shares or Other Securities owned by such Stockholder are bound or affected.

          (b) The execution and delivery of this Agreement by such Stockholder do not, and the performance of this Agreement by such Stockholder shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental entity.

          SECTION 2.03. Title to the Shares. As of the date hereof, each Stockholder is the beneficial owner of the number of shares of Company Common Stock set forth opposite such Stockholder's name on Appendix A hereto entitled to vote, without restriction, on all matters brought before holders of Company Common Stock, which Shares represent on the date hereof the percentage of the outstanding Company Common Stock set forth on such Appendix. Such Shares are all the securities of the Company owned, either of record or beneficially, by such Stockholder. Such Shares are owned free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on such Stockholder's voting rights, charges and other encumbrances of any nature whatsoever. Except as provided in this Agreement, no Stockholder has appointed or granted any proxy, which appointment or grant is still effective, with respect to the Shares or Other Securities owned by such Stockholder.

                                   ARTICLE III

                                    COVENANTS

          SECTION 3.01. No Disposition or Encumbrance of Shares. Each Stockholder hereby covenants and agrees that, except as contemplated by this Agreement, such Stockholder shall not offer or agree to sell, transfer, tender, assign, hypothecate or otherwise dispose of, grant a proxy or power of attorney with respect to, or create or permit to exist any security interest, lien, claim, pledge, option, right of first refusal, agreement, limitation on any Stockholder's voting rights, charge or other encumbrance of any nature whatsoever with respect to the Shares or Other Securities, directly or indirectly, initiate, solicit or encourage any person to take actions which could reasonably be expected to lead to the occurrence of any of the foregoing; provided, that such Stockholder may assign, sell or transfer any Shares or Other Securities provided that any such recipient of such Shares or Other Securities has delivered to the Company and each Investor a written agreement in a form reasonably satisfactory to the Investors that such recipient shall be bound by and the Shares and/or Other Securities so transferred, assigned or sold shall remain subject to this Agreement.

          SECTION 3.02. Company Cooperation. The Company hereby covenants and agrees that it will not recognize any sale, transfer, tender, assignment, hypothecation or other disposal of, grant of proxy or power of attorney with respect to, or the creation or permission to exist of any security interest, lien, claim, pledge, option, right of first refusal, agreement on any of the Shares or Other Securities subject to this Agreement unless the provisions of
Section 3.01 have been complied with. The Company agrees to use its best efforts to ensure that at any time in which Stockholder Approval is required pursuant to
Section 4(f) of the Securities Purchase Agreement, it will cause holders of Company Common Stock or Other Securities representing the percentage of outstanding Company Common Stock required to vote in favor of the Transaction in order for the Company to comply with its obligations under Section 4(f) of the Securities Purchase Agreement to become party to and bound by the terms and conditions of this Agreement and the shares of Company Common Stock and Other Securites held by such holders to be subject to the terms and conditions of this Agreement.

                                   ARTICLE IV

                                  MISCELLANEOUS

          SECTION 4.01. Further Assurances. Each Stockholder will execute and deliver all such further documents and instruments and take all such further action as may be necessary in order to consummate the transactions contemplated hereby.

          SECTION 4.02. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that any Investor (without being joined by any other Investor) shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity. Any Investor shall be entitled to its reasonable attorneys' fees in any action brought to enforce this Agreement in which it is the prevailing party.

          SECTION 4.03. Entire Agreement. This Agreement constitutes the entire agreement between the Investors, the Stockholders and the Company (other than the Securities Purchase Agreement and the Investors Rights Agreement) with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the Investors, the Stockholders and the Company with respect to the subject matter hereof.

          SECTION 4.04. Amendment. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

          SECTION 4.05. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

          SECTION 4.06. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the Commonwealth of Massachusetts applicable to contracts executed in and to be performed in that Commonwealth. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in any New York state or federal court situated in the City of New York, Borough of Manhattan.

          IN WITNESS WHEREOF, each Stockholder and the Company has duly executed this Agreement.


                                         THE COMPANY:

                                         CLEAN HARBORS, INC.


                                         By:______________________________
                                             Name:
                                             Title:
Dated:  September 6, 2002

                                              STOCKHOLDERS:


Dated:  September 6, 2002                     __________________________________
                                              Name: Alan S. McKim


                                              Alan S. McKim Children's Trust


Dated:  September 6, 2002                     By:_______________________________
                                                  C. Michael Malm, Trustee

Dated:  September 6, 2002                     By:_______________________________
                                                  Carol R. Cohen, Trustee


Dated:  September 6, 2002                     __________________________________
                                              Name:  Stephen H. Moynihan



Agreed and Accepted
as of: September __, 2002:

INVESTORS:

CERBERUS CH LLC

By:  Cerberus Partners, L.P.
     its Managing Member

By:  Cerberus Associates, L.L.C.
     its General Partner

By:_____________________________
    Name:
    Title:

OAK HILL SECURITIES FUND, L.P.

By:  Oak Hill Securities GenPar, L.P.
     its General Partner

By:  Oak Hill Securities MGP, Inc.
     its General Partner

By:_________________________________
    Name:
    Title:


OAK HILL SECURITIES FUND II, L.P.

By:  Oak Hill Securities GenPar II, L.P.
     its General Partner

By:  Oak Hill Securities MGP II, Inc.
     its General Partner

By:___________________________________
    Name:
    Title:


LERNER ENTERPRISES, L.P.

By:  Oak Hill Asset Management, Inc.
     As advisor and attorney-in-fact to
     Lerner Enterprises

By:____________________________________
    Name:
    Title:

P&PK FAMILY LTD. PARTNERSHIP

By:  Oak Hill Asset Management, Inc.
     As advisor and attorney-in-fact to
     P&PK Family Ltd. Partnership

By:___________________________________
    Name:
    Title:


CARDINAL INVESTMENT PARTNERS I, L.P.

By:  As advisor and attorney-in-fact to
     Cardinal Investment Partners I, L.P.

By:  Oak Hill Advisors MGP, Inc.
     its General Partner

By:___________________________________
    Name:
    Title:

                                   APPENDIX A




                                                          Percentage of Common
Stockholder                             Shares          Stock Deemed Outstanding
-----------                             ------          ------------------------


Alan S. McKim                          4,231,762                 31.6%


C. Michael Malm and Carol R.              60,000                  0.4%
Cohen, Trustees of the Alan S.
McKim Children's Trust


Stephen H. Moynihan                      100,000                  0.8%

                                                                SRZ DRAFT 9/6/02


                        CERBERUS CAPITAL MANAGEMENT, L.P.
                           450 Park Avenue, 28th Floor
                               New York, NY 10022

                                September 6, 2002

Oak Hill Advisors, Inc.
65 East 55th Street
New York, New York 10022
Attention:  William Bohnsack

         Re:  Clean Harbors, Inc.

Gentlemen:

          We refer to (i) the Securities Purchase Agreement dated as of September 6, 2002 (as amended, supplemented or otherwise modified from time to time, the "Securities Purchase Agreement"), among Clean Harbors, Inc., a Massachusetts corporation ("Clean Harbors"), Cerberus CH LLC, a Delaware limited liability company ("Cerberus CH") and certain of your affiliates, funds and accounts over which you have control (collectively, the "Oak Hill Purchasers"), pursuant to which Cerberus CH and the Oak Hill Purchasers are purchasing in the aggregate 25,000 shares of Series C Convertible Preferred Stock, par value, $0.01 per share, of Clean Harbors (the "Preferred Stock"), (ii) the Investors Rights Agreement dated as of September 6, 2002 (as amended, supplemented or otherwise modified from time to time, the "Investors Rights Agreement"), among Clean Harbors, Cerberus CH, the Oak Hill Purchasers, Alan S. McKim ("McKim") and the Alan S. McKim Children's Trust (the "Trust"), (iii) the Voting Agreement dated as of September 6, 2002 (as amended, supplemented or otherwise modified from time to time, the "Voting Agreement"), among Clean Harbors, Cerberus CH, the Oak Hill Purchasers, Stephen Moynihan, McKim and the Trust and (iv) the Clean Harbors Certificate of Vote of Directors Establishing a Series of a Class of Stock dated as of September 6, 2002 (as amended, supplemented or otherwise modified from time to time, the "Certificate," and together with the Securities Purchase Agreement, the Investors Rights Agreement and the Voting Agreement, collectively the "Transaction Documents"). This letter sets forth our understanding with respect to certain matters concerning ownership of the Preferred Shares.

          We agree, on behalf of Cerberus CH and any of our affiliates, and any funds and accounts controlled or advised by us or our affiliates that in the future own shares of Preferred Stock (collectively, "Cerberus"), that for so long as the Oak Hill Purchasers, together with any of your affiliates and funds and accounts which you or your affiliates control or advise that in the future own shares of Preferred Stock (collectively "Oak Hill") own in the aggregate not less than 25% of all outstanding shares of Preferred Stock, that we will not, and will not permit any Cerberus entity to, consent to any action relating to the amendment of provisions or the waiver of rights of the holders of Preferred Stock or the obligations of Clean Harbors under (i) Section 10(b), (e), (i),
(k), (l), (m), (n) and (o) (to the extent (o) relates to the aforementioned subsections (b), (e), (i), (k), (l), (m) and (n)) and Section 9(b) (so long as, in the case of Section 9(b), Oak Hill owns the percentage of the outstanding shares of Preferred Stock specified in such section) of the Certificate and (ii)
Section 7 of the Investors' Rights Agreement, without the prior written consent of Oak Hill, which consent shall not be unreasonably withheld.

          You agree on behalf of Oak Hill that for so long as Cerberus CH, together with any of our affiliates, funds and accounts that we control that in the future own Preferred Stock (collectively "Cerberus") own in the aggregate not less than 25% of the outstanding shares of Preferred Stock, that Oak Hill will not, and will not permit any Oak Hill entity to, consent to any action relating to the amendment of provisions or the waiver of rights of the holders of Preferred Stock or the obligations of Clean Harbors under (i) Section 10(b),
(e), (i), (k), (l), (m), (n) and (o) (to the extent (o) relates to the aforementioned subsections (b), (e), (i), (k), (l), (m) and (n)) of the Certificate and (ii) Section 7 of the Investors' Rights Agreement, without the prior written consent of Cerberus, which consent shall not be unreasonably withheld.

          Nothing herein shall or shall be deemed to constitute an agreement between, or impose any obligation on, Cerberus and Oak Hill with respect to our respective rights to vote on any matter subject to a vote of all holders of securities of Clean Harbors as contemplated by Section 9(a) of the Certificate or otherwise.

          The parties hereto agree that irreparable damage would occur in the event any provision of this letter was not performed in accordance with the terms hereof and that each party shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity. Each party shall also be entitled to its reasonable attorneys' fees in any action brought to enforce this letter in which it is the prevailing party.

          This letter constitutes the entire agreement between the parties hereto (other than the Transaction Documents) with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

          This letter may not be amended except by an instrument in writing signed by the parties hereto.

          If any term or other provision of this letter is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this letter shall nevertheless remain in full force and effect so long as the economic or legal substance of this letter is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this letter so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this letter remain as originally contemplated to the fullest extent possible.

          This letter shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed in that State. All actions and proceedings arising out of or relating to this letter shall be heard and determined in any New York state or federal court situated in the City of New York, Borough of Manhattan.

          This letter shall not confer any rights or remedies upon any person other than the parties hereto and their respective successors and assigns who shall be bound by the terms and conditions of this letter.

          Assuming that this letter accurately reflects your understanding regarding the matters discussed herein, we would appreciate it if you would evidence this by signing a copy of this letter in the space below and by returning a copy of it to me.

                                           Sincerely yours,

                                           CERBERUS CAPITAL MANAGEMENT, L.P.


                                           By:________________________________
                                             Name:
                                             Title:

CONSENTED AND AGREED TO
this 6th day of September, 2002

OAK HILL ADVISORS, INC.



By:___________________________
     Name:
     Title: